                               File No. 333-67358

                       Investment Company Act No. 811-5065

                    Filer: MORGAN STANLEY SELECT EQUITY TRUST

                       FINANCIAL SERVICES PORTFOLIO 2001-2

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                                       TO
                                    FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust:

          MORGAN STANLEY SELECT EQUITY TRUST
          FINANCIAL SERVICES PORTFOLIO 2001-2

     B.   Name of Depositor:

          MORGAN STANLEY DW INC.

     C.   Complete address of Depositor's principal executive office:

          MORGAN STANLEY DW INC.
          Two World Trade Center
          New York, New York  10048

     D.   Name and complete address of agents for service:

          MR. MICHAEL D. BROWNE
          MORGAN STANLEY DW INC.
          Unit Trust Department
          Two World Trade Center - 59th Floor
          New York, New York  10048

          Copy to:

          KENNETH W. ORCE, ESQ.
          CAHILL GORDON & REINDEL
          80 Pine Street
          New York, New York  10005

     E.   Total and amount of securities being registered:

          An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

     F. Proposed maximum offering price to the public of the securities being registered:

          Indefinite

     G.   Amount of filing fee:

          N/A

     H.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
          THE REGISTRATION STATEMENT

     /X/ Check box if it is proposed that this filing will become effective immediately upon filing on August 28, 2001 pursuant to Rule 487.

                       MORGAN STANLEY SELECT EQUITY TRUST
                       FINANCIAL SERVICES PORTFOLIO 2001-2

                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus on Form S-6)

FORM N-8B-2                              FORM S-6
ITEM NUMBER                              HEADING IN PROSPECTUS

     I.  ORGANIZATIONAL AND GENERAL INFORMATION

1.   (a)  Name of Trust                ) Front Cover
     (b)  Title of securities issued   )

2.   Name and address of Depositor     ) Table of Contents

3.   Name and address of Trustee       ) Table of Contents

4.   Name and address of principal     ) Table of Contents
     Underwriter                       )

5.   Organization of Trust             ) Introduction

6.   Execution and termination of      ) Introduction;
     Indenture                         ) Amendment and
                                       ) Termination of the
                                       ) Indenture

7.   Changes of name                   ) Included in Form
                                       ) N-8B-2

8.   Fiscal Year                       ) Included in Form
                                       ) N-8B-2

9.   Litigation                        ) *

     II.  GENERAL DESCRIPTION OF THE TRUST
          AND SECURITIES OF THE TRUST


--------------------
* Not applicable, answer negative or not required.

10.  General Information regarding     )
     Trust's Securities and Rights of  )
     Holders                           )

     (a)  Type of Securities           ) Rights of Unit
          (Registered or Bearer)       ) Holders

     (b)  Type of Securities           ) Administration of the
          (Cumulative or               ) Trust-Distribution
          Distributive)                )

     (c)  Rights of Holders as to      ) Redemption; Public
          withdrawal or redemption     ) Offering of Units-
                                       ) Secondary Market

     (d)  Rights of Holders as to      ) Public Offering of
          conversion, transfer,        ) Units-Secondary
          partial redemption and       ) Market; Exchange
          similar matters              ) Option; Redemption;
                                       ) Rights of Unit
                                       ) Holders-Certificates

     (e)  Lapses or defaults with      ) *
          respect to periodic payment  )
          plan certificates            )

     (f)  Voting rights as to          ) Rights of Unit Holder-
          Securities under the         ) Certain Limitations;
          Indenture                    ) Amendment and
                                       ) Termination of the
                                       ) Indenture

     (g)  Notice to Holders as to      )
          change in                    )

          (1)  Composition of assets   ) Administration of the
               of Trust                ) Trust-Reports to Unit
                                       ) Holders; The Trust-
                                       ) Summary Description
                                       ) of the Portfolios
                                       )
          (2)  Terms and Conditions    ) Amendment and
               of Trust's Securities   ) Termination of the
                                       ) Indenture


--------------------
* Not applicable, answer negative or not required.

          (3)  Provisions of           ) Amendment and
               Indenture               ) Termination of the
                                       ) Indenture

          (4)  Identity of Depositor   ) Sponsor; Trustee
               and Trustee             )

     (h)  Security Holders Consent     )
          required to change           )

          (1)  Composition of assets   ) Amendment and
          of Trust                     ) Termination of the
                                       ) Indenture

          (2)  Terms and conditions    ) Amendment and
          of Trust's Securities        ) Termination of the
                                       ) Indenture

          (3)  Provisions of           ) Amendment and
          Indenture                    ) Termination of the
                                       ) Indenture

          (4)  Identity of Depositor   ) *
          and Trustee                  )

     (i)  Other principal features of  ) Cover of Prospectus;
          the Trust's Securities       ) Tax Status

11.  Type of securities comprising     ) The Trust-Summary
     units                             ) Description of the
                                       ) Portfolios;
                                       ) Objectives and
                                       ) Securities Selection;
                                       ) The Trust-Special
                                       ) Considerations

12.  Type of securities comprising     ) *
     periodic payment certificates     )


--------------------
* Not applicable, answer negative or not required.

13.  (a)  Load, fees, expenses, etc.   ) Summary of Essential
                                       ) Information; Public
                                       ) Offering of Units-
                                       ) Public Offering
                                       ) Price;-Profit of
                                       ) Sponsor;-Volume
                                       ) Discount; Expenses
                                       ) and Charges

     (b)  Certain information          ) *
          regarding periodic payment   )
          certificates                 )

     (c)  Certain percentages          ) Summary of Essential
                                       ) Information; Public
                                       ) Offering of Units-
                                       ) Public Offering
                                       ) Price; -Profit of
                                       ) Sponsor;-Volume
                                       ) Discount

     (d)  Price differentials          ) Public Offering of
                                       ) Units-Public Offering
                                       ) Price

     (e)  Certain other loads, fees,   ) Rights of Unit
          expenses, etc. Payable by    ) Holders-Certificates
          holders                      )

     (f)  Certain profits receivable   ) Redemption-Purchase
          by depositor, principal      ) by the Sponsors of
          underwriters, trustee or     ) Units Tendered for
          affiliated persons           ) Redemption

     (g)  Ratio of annual charges to   ) *
          income                       )

14.  Issuance of trust's securities    ) Introduction; Rights
                                       ) of Unit Holders-
                                       ) Certificates

15.  Receipt and handling of payments  ) Public Offering of
     from purchasers                   ) Units-Profit of
                                       ) Sponsor


--------------------
* Not applicable, answer negative or not required.

16.  Acquisition and disposition of    ) Introduction;
     underlying securities             ) Amendment and
                                       ) Termination of the
                                       ) Indenture; Objectives
                                       ) and Securities
                                       ) Selection; The Trust-
                                       ) Summary Description
                                       ) of the Portfolio;
                                       ) Sponsor-Responsibility

17.  Withdrawal or redemption          ) Redemption; Public
                                       ) Offering of Units-
                                       ) Secondary Market

18.  (a)  Receipt and disposition of   ) Administration of the
          income                       ) Trust; Reinvestment
                                       ) Programs

     (b)  Reinvestment of              ) Reinvestment Programs
          distributions                )

     (c)  Reserves or special fund     ) Administration of the
                                       ) Trust-Distribution

     (d)  Schedule of distribution     ) *

19.  Records, accounts and report      ) Administration of the
                                       ) Trust-Records and
                                       ) Accounts;-Reports to
                                       ) Unit Holders

20.  Certain miscellaneous provisions  ) Amendment and
     of trust agreement                ) Termination of the
                                       ) Indenture; Sponsor-
                                       ) Limitation on
                                       ) Liability-
                                       ) Resignation; Trustee-
                                       ) Limitation on
                                       ) Liability-Resignation

21.  Loans to security holders         ) *

22.  Limitations on liability of       ) Sponsor, Trustee;
     depositor, trustee, custodian,    ) Evaluator-Limitation
     etc.                              ) on Liability


--------------------
* Not applicable, answer negative or not required.

23.  Bonding arrangements              ) Included in Form
                                       ) N-8B-2

24.  Other material provisions of      ) *
     trust agreement                   )

     III.  ORGANIZATION PERSONNEL AND
           AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of Depositor         ) Sponsor

26.  Fees received by Depositor        ) Expenses and Charges-
                                       ) fees; Public Offering
                                       ) of Units-Profit of
                                       ) Sponsor

27.  Business of Depositor             ) Sponsor and Included
                                       ) in Form N-8B-2

28.  Certain information as to         ) Included in Form N-8B-
     officials and affiliated persons  ) 2
     of Depositor                      )

29.  Voting securities of Depositor    ) Included in Form
                                       ) N-8B-2

30.  Persons controlling Depositor     ) *

31.  Compensation of Officers and      ) *
     Director of Depositor             )

32.  Compensation of Directors of      ) *
     Depositor                         )

33.  Compensation of employees of      ) *
     Depositor                         )

34.  Remuneration of other persons     ) *
     for certain services rendered to  )
     trust

     IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES


--------------------
* Not applicable, answer negative or not required.

35.  Distribution of trust's           ) Public Offering of
     securities by states              ) Units-Public
                                       ) Distribution

36.  Suspension of sales of trust's    ) *
     securities                        )

37.  Revocation of authority to        ) *
     distribute                        )

38.  (a)  Method of distribution       ) Public Offering of
     (b)  Underwriting agreements      ) Units
     (c)  Selling agreements           )

39.  (a)  Organization of principal    ) Sponsor
          underwriter                  )
     (b)  N.A.S.D. membership of       )
          principal underwriter        )

40.  Certain fees received by          ) Public Offering of
     principal underwriter             ) Units-Profit of
                                       ) Sponsor

41.  (a)  Business of principal        ) Sponsor
          underwriter                  )
     (b)  Branch offices of principal  ) *
          underwriter                  )
     (c)  Salesman of principal        ) *
          underwriter                  )

42.  Ownership of trust's securities   ) *
     by certain persons                )

43.  Certain brokerage commissions     ) *
     received by principal             )
     underwriter                       )

44.  (a)  Method of valuation          ) Public Offering of
                                       ) Units
     (b)  Schedule as to offering      ) *
          price                        )
     (c)  Variation in offering price  ) Public Offering of
          to certain persons           ) Units-Volume
                                       ) Discount; Exchange
                                       ) option


--------------------
* Not applicable, answer negative or not required.

45.  Suspension of redemption rights   ) *

46.  (a)  Redemption valuation         ) Public Offering of
                                       ) Units-Secondary
                                       ) Market; Redemption
     (b)  Schedule as to redemption    ) *
          price                        )

47.  Maintenance of position in        ) See items 10(d), 44
     underlying securities             ) and 46

     V. INFORMATION CONCERNING THE
        TRUSTEE OR CUSTODIAN

48.  Organization and regulation of    ) Trustee
     Trustee                           )

49.  Fees and expenses of Trustee      ) Expenses and Charges

50.  Trustee's lien                    ) Expenses and Charges

     VI.  INFORMATION CONCERNING INSURANCE OF
          HOLDERS OF SECURITIES

51.  (a)  Name and address of          ) *
          Insurance Company            )
     (b)  Type of policies             ) *
     (c)  Type of risks insured and    ) *
          excluded                     )
     (d)  Coverage of policies         ) *
     (e)  Beneficiaries of policies    ) *
     (f)  Terms and manner of          ) *
          cancellation                 )
     (g)  Method of determining        ) *
          premiums                     )
     (h)  Amount of aggregate          ) *
          premiums paid                )
     (i)  Persons receiving any part   ) *
          of premiums                  )
     (j)  Other material provisions    ) *
          of the Trust relating to     )
          insurance                    )

     VII.  POLICY OF REGISTRANT


--------------------
* Not applicable, answer negative or not required.

52.  (a)  Method of selecting and      ) Introduction
          eliminating securities from  ) Objectives and
          the Trust                    ) Securities Selection;
                                       ) The Trust-Summary
                                       ) Description of the
                                       ) Portfolio Sponsor-
                                       ) Responsibility

     (b)  Elimination of securities    ) *
          from the Trust               )

     (c)  Substitution and             ) Introduction
          elimination of securities    ) Objectives and
          from the Trust               ) Securities Selection;
                                       ) Sponsor-
                                         Responsibility;

     (d)  Description of any           ) *
          fundamental policy of the    )
          Trust

53.  Taxable status of the Trust       ) Cover of Prospectus;
                                       ) Tax Status

     VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Information regarding the         ) *
     Trust's past ten fiscal years     )

55.  Certain information regarding     ) *
     periodic payment plan             )
     certificates                      )

56.  Certain information regarding     ) *
     periodic payment plan             )
     certificates                      )

57.  Certain information regarding     ) *
     periodic payment plan             )
     certificates                      )

58.  Certain information regarding     ) *
     periodic payment plan             )
     certificates                      )

59.  Financial statements              ) Statement of
     (Instruction 1(c) to Form S-6)    ) Financial Condition


--------------------
* Not applicable, answer negative or not required.

MORGAN STANLEY

[LOGO] UNIT INVESTMENT TRUST
SELECT EQUITY TRUSTS


FINANCIAL SERVICES PORTFOLIO 2001-2

--------------------------------------------------------------------------------

(A Unit Investment Trust)
--------------------------------------------------------------------------------

Trust objective: to provide capital appreciation through an investment for approximately two years in a fixed portfolio consisting of common stocks issued by companies in the financial services industry.

The value of the Units of the Trust will fluctuate with the value of the portfolio of underlying Securities and dividends may fluctuate or not be paid.

AN INVESTMENT IN THE TRUST IS NOT A DEPOSIT OF ANY BANK AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN UNITS OF THE TRUST IS SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.


               SPONSOR                                   TRUSTEE
               -------                                   -------
        Morgan Stanley DW Inc.                     The Bank of New York
         2 World Trade Center                       101 Barclay Street
       New York, New York 10048                  New York, New York 10286


--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                        PROSPECTUS DATED AUGUST 28, 2001

                        SUMMARY OF ESSENTIAL INFORMATION


                       MORGAN STANLEY SELECT EQUITY TRUST


                      FINANCIAL SERVICES PORTFOLIO 2001-2



               AS OF AUGUST 28, 2001 THE INITIAL DATE OF DEPOSIT



Aggregate Value at the Evaluation Time of Securities in Trust.........  $245,555.24
Number of Units(1)....................................................      24,804
Fractional Undivided Interest in the Trust Represented by Each Unit...    1/24,804
Public Offering Price Per Unit:
    Value of Securities in the Trust..................................  $    9.851
    Plus Value of Securities for Organization Costs(2)................       0.049

    Total Value of Securities.........................................       9.900
    Plus Sales Charge of 2.75% of Public Offering Price(3) (2.777% of
     the amount invested in Securities)...............................       0.275
    Less Deferred Sales Charge per Unit...............................      (0.175)
                                                                        ----------
    Public Offering Price per Unit(4).................................  $   10.000
                                                                        ==========
Sponsor's Repurchase Price per Unit and Redemption Price per Unit
  (based on the value of the Securities, $0.275 less than the Public
  Offering Price per Unit)(5).........................................  $    9.725
For Units redeemed or repurchased on or after the Second Year DSC
  Commencement Date (reflects deduction of the additional DSC of
  $0.175 per Unit for Units held on such date and assumes August 28,
  2001 Securities values).............................................  $    9.550


Evaluation Time: Close of the market: 4:00 P.M., New York time.

Minimum Purchase: The minimum initial investment is $1,000 ($100 if the initial purchase is through an IRA). The minimum subsequent investment is $100.


Distributions will be made on the Distribution Dates (February 15, 2002,
August 15, 2002, February 15, 2003 and on or about September 9, 2003) to holders of record on the immediately preceeding Record Date (February 1, 2002, August 1, 2002, February 1, 2003 and September 2, 2003).



The Mandatory Termination Date of the Trust is September 2, 2003, although the Trust may terminate earlier if the value of the Trust at any time is less than 40% of the market value of the Securities deposited into the Trust. If you wish to receive Securities in-kind, you must elect prior to the In-Kind Distribution Date of August 12, 2003. During the 14 business day period after that date, the Liquidation Period, the remaining Securities will be sold and the final distribution made (without interest on these proceeds) within 5 business days after the proceeds of the last sale are received by the Trust.

------------------------

    (1)The number of Units will increase as the Sponsor deposits additional Securities into the Trust. See "Unit Creation--Deposit of Securities" in Part B.

    (2)Unit Holders will bear Organization Costs, which include the cost of preparation and printing of the Indenture, Registration Statement and other documents relating to the Trust, Federal and State registration fees and costs, initial fees of the Trustee, and legal and auditing expenses. At the close of the initial offering period, Securities will be sold or cash will be used to reimburse the Sponsor for its advancements towards Organization Costs. Organization Costs per Unit have been estimated based on a Trust with $25 million of assets. If the assets of the Trust are less than $25 million, the Organization Costs per Unit may be greater than the estimate shown.


    (3)You will pay a maximum total sales charge of 2.75% of the Public Offering Price in the first year. The sales charge has two components, an Initial Sales Charge and a Deferred Sales Charge. The Initial Sales Charge is calculated by subtracting the Deferred Sales Charge of $0.175 per Unit from the total sales charge in the first year of the Trust. On the date of this Summary of Essential Information, the Initial Sales Charge is $0.10 per Unit (1.00% of the Public Offering Price).


     Starting on the Second Year Deferred Sales Charge Commencement Date of August 31, 2002, you will pay $0.175 more per Unit. This is payable at the rate of $0.035 per Unit on the last business day of each of the five months beginning on August 31, 2002. You will pay a total of $0.35 per Unit in Deferred Sales Charges. The Initial Sales Charge and the Deferred Sales Charge paid over two years will equal approximately 4.5% of the Initial Public Offering price. The amount of the Initial Sales Charge will change and may be more than $0.10 per Unit as the value of the Securities changes after the Initial Date of Deposit. The Initial Sales Charge is reduced if you purchase Units with a value of $25,000 or more. (See "Public Offering of Units--Volume Discount"). You will pay a sales charge on all of the Securities, including the Securities held to pay organization costs.


     To pay the Deferred Sales Charge, the Trustee will sell Trust assets equal to $0.035 per Unit on each Deferred Sales Charge Payment Date in the first year (the last business day of each month, over a 5 month period beginning
January 31, 2002). In the second year, the Trustee will sell Trust assets equal to $0.035 per unit on the last business day of each of five months starting on August 31, 2002. If you sell, redeem or exchange your Units before the last Deferred Sales Charge Payment Date the proceeds payable to you will be reduced by the amount of any unpaid Deferred Sales Charge. If you sell, redeem or exchange Units before the Second Year Commencement Date, the second year Deferred Sales Charge of $0.175 will not apply.


    (4)This is the price as of the Initial Date of Deposit only and will change on subsequent dates.
    (5)This is the price as of the Initial Date of Deposit only and will change on subsequent dates. This price reflects deductions for remaining Deferred Sales Charge payments ($0.175 per Unit initially). In addition, after the initial offering period, the repurchase and cash redemption prices will be further reduced to reflect the Trust's estimated brokerage costs of selling Securities to meet redemptions, currently estimated at $0.0125 per Unit.

                                   FEE TABLE


THIS FEE TABLE IS INTENDED TO HELP YOU TO UNDERSTAND THE COSTS AND EXPENSES THAT YOU WILL BEAR DIRECTLY OR INDIRECTLY. SEE PUBLIC OFFERING OF UNITS AND EXPENSES AND CHARGES. ALTHOUGH THE TRUST HAS A TERM OF APPROXIMATELY TWO YEARS, AND IS A UNIT INVESTMENT TRUST RATHER THAN A MUTUAL FUND, THIS INFORMATION IS PRESENTED TO PERMIT A COMPARISON OF FEES (PERCENTAGES ARE BASED ON A $10.00 INVESTMENT IN 1 UNIT) AND EXPENSES.



                                                                             AMOUNT PER
                                                                               $10.00
                                                                             INVESTMENT
UNIT HOLDER TRANSACTION EXPENSES                                              IN 1 UNIT
--------------------------------                                             -----------
Initial Sales Charge Imposed on Purchase(a)......................  1.00%       $0.100
Deferred Sales Charge (in the first year)(a).....................  1.75%        0.175
                                                                   ----        ------
Maximum Sales Charge (in the first year).........................  2.75%       $0.275
                                                                   ====        ======
Deferred Sales Charge per year for Unit Holders holding Units on the Second Year DSC Commencement Date (as a percentage of
 initial Public Offering Price)..................................  1.75%       $0.175
      Total Deferred Sales Charge (includes first and second year
       Deferred Sales Charge)....................................  3.50%       $0.350
Total Sales Charge...............................................  4.50%       $0.450



ORGANIZATION COSTS...............................................  0.491%      $0.0491

ESTIMATED ANNUAL TRUST OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS)(B)
  Trustee's Fee including Estimated Expenses(c)..................  0.100%      $0.0100
  Sponsor's Portfolio Supervision Fee(c).........................  0.025%       0.0025
  Bookkeeping and Administrative Fees............................    --             --
  Other Operating Expenses.......................................    --             --
                                                                   ----        -------
      Total......................................................  0.125%      $0.0125
                                                                   ====        =======

                                    EXAMPLE


                                                                  CUMULATIVE
                                                                 EXPENSES PAID
                                                                  FOR PERIOD
                                                              -------------------
                                                               1 YEAR    2 YEARS
                                                              --------   --------
An investor would pay the following expenses on a $10,000
 investment,
 assuming an estimated operating expense ratio and
 organization cost
 of 0.616% and a 5% annual return on the investment
 throughout
 the periods................................................    $337       $527


The Example assumes all dividends and distributions will be reinvested and uses a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. Because the reductions to the repurchase and cash redemption prices described in footnote 5 on page ii apply only to the secondary market, these reductions have not been reflected in the figures above. The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and rate of return may be more or less than those assumed for purposes of the Example.
                              -------------------


(a) The Initial Sales Charge is actually the difference between 2.75% and the Deferred Sales Charge of $0.175 per Unit; it will exceed 1.00% if the Public Offering Price exceeds $10.00 per Unit.



     The Deferred Sales Charge is paid at a rate of $.035 per Unit per month on each of the 5 Deferred Sales Charge Payment Dates in the first year of the Trust, irrespective of the purchase or redemption price per Unit. If a Holder sells Units before all of these payments have been made, any unpaid Deferred Sales Charge will be deducted from the sales proceeds. If the Unit purchase price exceeds $10.00 per Unit, the Deferred Sales Charge will be less than 1.75%; if the Unit purchase price is less than $10.00 per Unit, the Deferred Sales Charge will exceed 1.75%.


(b) The estimates do not include the costs paid by the Trust of purchasing and selling Securities.


(c) The fees accrue daily and are payable on each Distribution Date. The Sponsor estimates that dividends from the Securities (based on the last dividends actually paid) will be sufficient to pay the estimated expenses of the Trust. See: "Expenses and Charges". In addition to the Trustee's fee, brokerage costs which the Trust will pay to purchase Securities are currently estimated at $0.01 per Unit.

    INVESTMENT NAME AND STRUCTURE: The Morgan Stanley Select Equity Trust Financial Services Portfolio 2001-2 (the "Trust")--a unit investment trust composed of publicly-traded common stocks or contracts to purchase those stocks (the "Securities").


    OBJECTIVES: To provide capital appreciation by an investment in a fixed portfolio of Securities issued by issuers in the financial services industry. An issuer will be considered to be in the financial services industry if it is classified as part of the financial economic sector of the stock market as defined by Standard & Poor's*. Examples of financial services companies include:

    - commercial banks and savings institutions and loan associations and their holding companies;

    - consumer and industrial finance companies;

    - diversified financial services companies;

    - investment banks;

    - securities brokerage and investment advisory companies; and

    - a variety of firms in all segments of the insurance field such as multi-line, property and casualty and life insurance and insurance holding companies.

    In addition, a firm will be considered for the portfolio if it is materially involved in providing support services to the financial services industry.

    Unit Holders may choose to hold their Units for any length of time up to approximately two years, depending upon the date of purchase, unless the Trust is terminated early.

    TRUST SECURITIES: The financial services area in the United States currently is changing relatively rapidly as existing distinctions between various financial service segments become less clear. For instance, recent business combinations have included insurance, finance, and securities brokerage under single ownership. Some primarily retail corporations have expanded into securities and insurance fields.


    The Sponsor selects the common stocks issued by financial services companies for inclusion in the Portfolio based on a selection method developed by Standard & Poor's, Portfolio Consultant to the Trust. The stocks were selected based on information available as of the close of business on August 27, 2001. Standard & Poor's is a leading financial information and investment research organization which provides financial research, benchmarks and market data. Standard & Poor's has identified the securities eligible for inclusion in the Portfolio from the universe of financial services companies that it covers. This selection is based on certain criteria utilizing several of its proprietary ratings and ranking systems.


    The selection methodology generally includes, but is not limited to, the following criteria:

    - Companies' stock generally must be ranked 4 or 5 in Standard & Poor's STARS ranking system. S&P's Stock Appreciation Ranking System (STARS) evaluates the short-term (six to 12 months) price appreciation potential for equity securities, using a scale of 1 to 5 (STARS). Companies assigned a 5 STAR ranking are designated "Buy" and are expected to be among the best performers over the next 6 to 12 months. Companies assigned a 4 STAR rating are designated "Accumulate" and are expected to be above-average performers.

    - Market capitalization generally must be at least $1 billion.

    - S&P Credit Rating generally must be in the category of A or higher. An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still deemed to be strong.

    - S&P Quality Ranking generally must be B or above. The S&P quality rankings are an appraisal of the growth and stability of earnings and dividends over the past 10 years. The scale of quality rankings ranges from A+ (highest) to D (in reorganization).

Final determination of the Portfolio Securities was made after considering factors such as trading volume, the number of common shares outstanding and portfolio diversification.

------------------------
* Standard & Poor's-Registered Trademark-, S&P-Registered Trademark- and S&P 500-Registered Trademark- are registered trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Sponsor. The Trust is not sponsored, managed, sold or promoted by Standard & Poor's. Standard & Poor's is not affiliated with the Sponsor.

    The Trust will generally continue to hold each Security and purchase additional shares of any Security even though the Sponsor's opinion of the Security may have changed or a Security may no longer satisfy the Trust's selection criteria and even though the Sponsor or an affiliate may recommend the sale of a Security.

    PORTFOLIO CHARACTERISTICS. The Portfolio of the Trust consists of issues of common stocks issued by companies in the categories set forth below:


                                  PERCENTAGE OF
CATEGORIES                   AGGREGATE MARKET VALUE
OF ISSUER                      OF TRUST PORTFOLIO*
---------                    -----------------------
Banks......................          35.55%
Consumer Finance...........           6.49%
Diversified Financial
  Services.................          25.96%
Insurance Brokers..........           6.46%
Life & Health Insurance....           6.47%
Multi-line Insurance.......           3.25%
Property & Casualty
  Insurance................          15.82%


* As of Initial Date of Deposit; subject to future change.

    RISK FACTORS: An investment in Units of the Trust should be made with an understanding of the following risks associated with the Trust's fixed portfolio of common stocks:

    Risks inherent in an investment in common stocks include:

    - price fluctuation,

    - volatility inherent in equity securities, and

    - dividends may fluctuate or not be paid at any time.


    There are risks inherent in an investment in common stocks, including risks associated with the limited rights of holders of common stock to receive payments from issuers of that stock. These rights are inferior to those of creditors and holders of debt obligations or preferred stock. Also, holders of common stock have the right to receive dividends only when, as and if such dividends are declared by the issuer's board of directors. Investors should also be aware that the value of the underlying Securities in the Portfolio may fluctuate in accordance with changes in the value of common stocks in general.


    The portfolio of the Trust is concentrated entirely in the common stock of companies in the financial services industry. Trust performance, accordingly, will be affected by general market and economic conditions as well as the other risk factors particular to the financial services industry including:

    - Financial services companies are subject to extensive government regulation which may limit both the amount and types of loans and other financial commitments they can make, and the interest rates and fees they can charge.

    - Interest rate sensitivity of financial services companies may adversely affect the price of the Securities. For example, generally, a rise in interest rates has had a negative effect on the price of financial services companies' common stock.

    - Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. For example, it has been negatively affected when interest rates rise.

    - Credit losses resulting from the financial difficulties of borrowers can negatively impact the industry.

    - Recent legislation permitting new entrants into the field causes financial services companies to face increased competition from nontraditional lending sources. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead.


    - Insurance companies may be subject to severe price competition, unanticipated claims activity, marketing competition and general economic conditions.


    Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences (both domestic and international) affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Dividends may fluctuate or not be paid at any time. The value of a Unit may decline and when you sell or redeem your Unit it may be worth less than what you paid for it.

    Securities may only be sold for limited reasons, such as a material deterioration in the financial condition of an issuer. During the life of the Trust, Securities will not be sold to take advantage of market fluctuations.

    Additional Risk Factors. See also notes to "Schedule of Portfolio Securities" and "The Trust--Risk Factors" in Part B.

    DISTRIBUTION: The Trustee will distribute net income on each Distribution Date to holders of record on the immediately preceding Record Date as set forth on page i above. If there is insufficient income, no distribution will be made. If Securities are sold and the sales proceeds are not used to redeem Units, the sales proceeds will be distributed to Unit Holders. Upon termination of the Trust, the Trustee will distribute to each Unit Holder of record its pro rata share of the Trust's assets, less expenses and less any Deferred Sales Charge then payable. Unit Holders can elect to invest their distributions automatically in units of a New Series, if offered by the Sponsor. Units acquired through investment upon termination will be subject only to a deferred sales charge (see "Administration of the Trust--Termination").


    The Sponsor anticipates that dividends from the Securities will be sufficient to:

    - pay expenses of the Trust and

    - after paying expenses, to make the periodic net income distributions to Unit Holders.

    This expectation is based on the last dividend actually paid by the companies included in the Schedule of Portfolio Securities. (See: "Expenses and Charges" and "Administration of the Trust--Distribution".)


    PUBLIC OFFERING PRICE: The Public Offering Price per Unit is computed after receipt of a purchase order on the basis of:


    - the total value of the underlying Securities and

    - cash held by the Trust.


    The assets are reduced by Trust expenses and liabilities and then divided by the number of Units outstanding. A sales charge is then added. Further details can be found on pages i and ii above, particularly footnote 3. (See "Public Offering of Units--Public Offering Price".)


    Unit Holders acquiring units in any future series through an exchange or rollover of units of a previous series of the Financial Services Portfolio will acquire those units subject only to the Deferred Sales Charge. Investors desiring to invest in successive trusts at a reduced sales charge must elect to do so before the termination of their existing trust.

    MARKET FOR UNITS: The Sponsor, although not obligated to do so, intends to maintain a market for the Units. If this market is not maintained, a Unit Holder will be able to dispose of his Units through redemption at prices based on the aggregate value of the underlying Securities. The sale or redemption price will be the then current Unit net asset value including deduction for any remaining Deferred Sales Charge.


    TERMINATION: The Trust will terminate approximately two years after the Initial Date of Deposit regardless of market conditions at that time. The Trust will then liquidate, generally over a 14 business day period. Unit Holders may elect to receive shares in-kind. Cash held upon this sale of Securities will be held uninvested in non-interest bearing accounts created by the Indenture until distributed pro rata to Unit Holders on or about September 9, 2003. The Trustee will benefit from holding the cash because it can earn interest on it during the period.


    The amount realized by a Unit Holder upon termination may be less than the amount paid by the Unit Holder. Sales of Securities in the Trust during the period before termination and upon termination may be at a lower price than might otherwise be realized if the sale were not required at that time. (See:
"Administration of the Trust--Distribution".)

    Because the Trust is not managed and the Securities can only be sold during the Liquidation Period or under certain other limited circumstances described in this prospectus, the proceeds received from the sale of Securities may be less than could be obtained if the sale had taken place at a different time. Depending on the volume of Securities sold and the prices of and demand for Securities at the time of the sale, the sales of Securities from the Trust may tend to depress the market prices of these Securities and hence the value of the Units, thus reducing termination proceeds available to Unit Holders. To lessen potential adverse price consequences of heavy volume trading in the Securities taking place over a short period of time and to provide an average market price for the Securities, the Trustee will follow procedures set forth in the Indenture to sell the Securities in an orderly fashion over a period not to exceed the Liquidation Period.

    The Sponsor can give no assurance, however, that these procedures will lessen negative price consequences or provide a better price for these Securities. The Trust may terminate earlier than on the Mandatory Termination Date if the value of the Trust is less than forty percent of the value of all of the Securities at the time they are acquired by the Trust.

                          INDEPENDENT AUDITORS' REPORT

THE UNIT HOLDERS, SPONSOR AND TRUSTEE

MORGAN STANLEY SELECT EQUITY TRUST
FINANCIAL SERVICES PORTFOLIO 2001-2



    We have audited the accompanying statement of financial condition, including the schedule of portfolio securities, of the Morgan Stanley Select Equity Trust Financial Services Portfolio 2001-2, as of August 28, 2001. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.



    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit for the purchase of securities, as shown in the statement of financial condition as of August 28, 2001, by correspondence with The Bank of New York, the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



    In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Morgan Stanley Select Equity Trust Financial Services Portfolio 2001-2 as of August 28, 2001 in accordance with accounting principles generally accepted in the United States of America.



GRANT THORNTON LLP
Chicago, Illinois
August 28, 2001

                        STATEMENT OF FINANCIAL CONDITION


                       MORGAN STANLEY SELECT EQUITY TRUST


                      FINANCIAL SERVICES PORTFOLIO 2001-2


                    INITIAL DATE OF DEPOSIT, AUGUST 28, 2001



TRUST PROPERTY
    Sponsor's Contracts to purchase underlying Securities
     backed by an irrevocable letter of credit (a)(b).......  $245,555.24
                                                              ----------
      Total.................................................  $245,555.24
                                                              ==========
LIABILITIES AND INTEREST OF UNIT HOLDERS
    Liabilities
      Deferred portion of sales charge (c)..................  $ 4,340.70
      Organization Costs (b)................................    1,217.13
                                                              ----------
      Subtotal..............................................  $ 5,557.83
                                                              ----------
    Interest of Unit Holders--
    Units of fractional undivided interest outstanding:
      Cost to investors (d).................................  $248,036.09
      Less: Gross underwriting commissions (e)..............   (6,821.55)
      Less: Organization Costs (b)..........................   (1,217.13)
                                                              ----------
    Net amount applicable to investors......................  $239,997.41
                                                              ----------
      Total.................................................  $245,555.24
                                                              ==========

------------------------

(a) The aggregate value of the Securities represented by Contracts to Purchase listed under "Schedule of Portfolio Securities" and their cost is to the Trust are the same. The value is determined by the Trustee on the basis set forth under "Public Offering of Units--Public Offering Price". A $300,000.00 irrevocable letter of credit drawn on Credit Lyonnais, New York Branch has been deposited with the Trustee.



(b) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The Sponsor will be reimbursed for the organization costs at the close of the initial offering period. Organizational costs per unit have been estimated based on a Trust with projected total assets of $25 million. To the extent the assets of the Trust are less than $25 million, the organizational costs may be less, although the per Unit amount may increase. If the assets of the Trust are more, the organizational costs may be higher, although the per Unit amount may decrease.



(c) Represents the aggregate amount of mandatory distributions of $0.035 per Unit per month payable on the last business day of each month from January 31, 2002 through May 31, 2002 and from August 31, 2002 through December 31, 2002. Distributions will be made to an account maintained by the Trustee from which the Unit Holders' Deferred Sales Charge obligation to the Sponsor will be satisfied. If Units are redeemed prior to December 31, 2002, the remaining portion of the obligation applicable to such Units will be transferred to such account on the redemption date except that if the Units are redeemed prior to the Second Year DSC Commencement Date the last $0.175 of the Deferred Sales Charge will not apply.


(d) The aggregate Public Offering Price is computed on the basis set forth under "Public Offering of Units--Public Offering Price".


(e) The aggregate sales charge of 2.75% of the Public Offering Price per Unit is computed on the basis set forth under "Public Offering of Units--Public Offering Price".

                        SCHEDULE OF PORTFOLIO SECURITIES

                       MORGAN STANLEY SELECT EQUITY TRUST
                      FINANCIAL SERVICES PORTFOLIO 2001-2
                  ON INITIAL DATE OF DEPOSIT, AUGUST 28, 2001



                                                               PROPORTIONATE   PERCENTAGE
                                                               RELATIONSHIP   OF AGGREGATE                     COST OF
 PORTFOLIO                                          NUMBER OF   BETWEEN NO.   MARKET VALUE     PRICE PER      SECURITIES
    NO.    NAME OF ISSUER                            SHARES      OF SHARES      OF TRUST     SHARE TO TRUST  TO TRUST (1)
    ---    --------------                            ------      ---------    -------------  --------------  ------------
    1.     AFLAC, Inc.                                  283        5.52%          3.22%       $   27.9800    $  7,918.34
    2.     Ambac Financial Group, Inc.                  133        2.59           3.26            60.1100       7,994.63
    3.     American Express Company                     209        4.07           3.24            38.0300       7,948.27
    4.     American International Group, Inc.           104        2.03           3.25            76.7500       7,982.00
    5.     AmSouth Bancorporation                       420        8.19           3.25            19.0300       7,992.60
    6.     Aon Corporation                              210        4.09           3.24            37.9000       7,959.00
    7.     Bank of America Corporation                  126        2.46           3.22            62.7500       7,906.50
    8.     Bank of New York Company, Inc.               190        3.70           3.25            41.9800       7,976.20
    9.     BB&T Corporation                             213        4.15           3.24            37.3100       7,947.03
   10.     Bear Stearns Companies, Inc.                 145        2.83           3.23            54.6400       7,922.80
   11.     Berkshire Hathaway, Inc. (Class B)             3        0.06           2.85         2,329.0000       6,987.00
   12.     Chubb Corporation                            117        2.28           3.25            68.1800       7,977.06
   13.     Citigroup, Inc.                              166        3.24           3.24            48.0000       7,968.00
   14.     Countrywide Credit Industries, Inc.          188        3.67           3.24            42.2700       7,946.76
   15.     Federal Home Loan Mortgage Corporation       124        2.42           3.25            64.4000       7,985.60
   16.     Federal National Mortgage Association        102        1.99           3.27            78.8000       8,037.60
   17.     FleetBoston Financial Corporation            208        4.06           3.22            38.0500       7,914.40
   18.     Franklin Resources, Inc.                     186        3.63           3.23            42.6200       7,927.32
   19.     Golden West Financial Corporation            147        2.87           3.26            54.5000       8,011.50
   20.     Household International, Inc.                129        2.52           3.26            61.9600       7,992.84
   21.     J.P. Morgan Chase & Company                  194        3.78           3.25            41.1000       7,973.40
   22.     Lincoln National Corporation                 157        3.06           3.24            50.7400       7,966.18
   23.     Marsh & McLennan Companies, Inc.              82        1.60           3.21            96.2400       7,891.68
   24.     Marshall & Ilsley Corporation                141        2.75           3.25            56.5500       7,973.55
   25.     MBIA, Inc.                                   143        2.79           3.25            55.7600       7,973.68
   26.     PNC Financial Services Group                 118        2.30           3.24            67.5000       7,965.00
   27.     Progressive Corporation                       61        1.19           3.24           130.5000       7,960.50
   28.     SouthTrust Corporation                       310        6.04           3.18            25.1500       7,796.50
   29.     St. Paul Companies, Inc.                     182        3.55           3.24            43.6500       7,944.30
   30.     UnionBanCal Corporation                      210        4.09           3.21            37.5800       7,891.80
   31.     Wilmington Trust Corporation                 128        2.50           3.23            61.9000       7,923.20
                                                      -----                                                  -----------
                                                      5,129                                                  $245,555.24
                                                      =====                                                  ===========


------------------------

(1) All Securities are represented entirely by contracts to purchase entered into on or before August 28, 2001. Valuation of Securities by the Trustee was made on the basis of the closing sale price on the exchange where the security is listed, or on the last sale price if not listed, at the Evaluation Time on August 27, 2001. The aggregate purchase price to the Sponsor for the Securities deposited in the Trust is $245,734.73. The Sponsor had a loss on the Initial Date of Deposit of $179.49.


    Please note that if this prospectus is used as a preliminary prospectus for a future trust in this Series, the Portfolio may contain different stocks from those described above.

CONFLICT OF INTEREST


    The Sponsor and its affiliates may perform or seek to perform investment banking services for, and may have acted as an underwriter, manager or co-manager of a public offering of the securities of the above issuers during the last three years and may do so from time to time throughout the life of the Trust. The Sponsor or affiliates may serve as specialists in one or more of the Securities in this Trust on one or more stock exchanges, or markets, may make markets in or may have a long or short position in or effect transactions in any of these stocks or in options or other instruments related to one or more of the Securities, and may be on the opposite side of public orders executed on the floor of an exchange where the Securities are listed. An officer, director or employee of the Sponsor or affiliates may be an officer or director of one or more of the issuers of the Securities in the Trust. The Sponsor or affiliates may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or related options or other instruments related to one or more of the Securities. The Sponsor, its affiliates, directors, elected officers, employees and employee benefits programs may have either a long or short position in any Security or option relating thereto. The Sponsor, its affiliates, directors, elected others, employees and employee benefits programs have either a long or short position in any Security or related option or other instrument.

THE STOCKS OF THE MORGAN STANLEY FINANCIAL SERVICES PORTFOLIO (AS OF AUGUST 28,
2001)



AFLAC, INC..........................  AFLAC, Inc. provides supplemental insurance to individuals in the United States and Japan. The Company's
                                      products help fill gaps in consumers' primary insurance
                                      coverage. AFLAC's products include cancer expense
                                      insurance, care plans, supplemental general medical
                                      expense plans, and living benefit plans.
AMBAC FINANCIAL GROUP, INC..........  Ambac Financial Group, Inc., a holding company, provides financial guarantee insurance and financial management
                                      services. The Company, through Ambac Assurance
                                      Corporation, insures municipal and structured finance
                                      obligations. Ambac provides investment agreements,
                                      interest rate swaps, investment management advisory, and
                                      cash management services to states and municipalities.
AMERICAN EXPRESS COMPANY............  American Express Company, through its subsidiaries, provides travel-related, financial advisory, and
                                      international banking services around the world. The
                                      Company's products include the American Express Card, the
                                      Optima Card, and American Express Travelers Cheque.
AMERICAN INTERNATIONAL GROUP,         American International Group, Inc., through its
INC.................................  subsidiaries, provides a variety of insurance and insurance-related services in the United States and
                                      overseas. The Company writes property and casualty and
                                      life insurance, as well as provides financial services.
AMSOUTH BANCORPORATION..............  AmSouth Bancorporation and its subsidiaries provide a full line of traditional and nontraditional financial
                                      services. The Company provides consumer and commercial
                                      banking, small business banking, mortgage loans, trust
                                      services, and investment management. AmSouth operates in
                                      Tennessee, Florida, Alabama, Mississippi, Georgia,
                                      Louisiana, Arkansas, Kentucky, and Virginia.
AON CORPORATION.....................  Aon Corporation is an insurance services holding company.
                                      The Company is comprised of insurance brokerage,
                                      consulting, warranty and consumer insurance companies.
                                      Aon provides insurance and consulting services worldwide.
BANK OF AMERICA CORPORATION.........  Bank of America Corporation is a bank holding company and a financial holding company. The Company provides a
                                      diversified range of banking and non-banking financial
                                      services and products both domestically and
                                      internationally. The Company provides consumer and
                                      commercial banking, asset management, global corporate
                                      and investment banking, and equity investments.
BANK OF NEW YORK COMPANY, INC.......  Bank of New York Company, Inc., through its subsidiaries, provides a complete range of banking and other financial
                                      services to corporations and individuals worldwide. The
                                      Bank's services include securities servicing and global
                                      payment services, corporate banking, asset based lending,
                                      private and retail banking, asset management and
                                      financial market services.
BB&T CORPORATION....................  BB&T Corporation operates banking offices in the
                                      Carolinas, Georgia, Virginia, Maryland, West Virginia,
                                      Kentucky, Washington D.C., and Tennessee. The Company and
                                      its subsidiaries offer full-service commercial and retail
                                      banking and additional financial services such as retail
                                      brokerage, corporate finance, international banking,
                                      leasing, and trust.

BEAR STEARNS COMPANIES, INC.........  Bear Stearns Companies, Inc., through its Bear Stearns &
                                      Co. Inc. subsidiary, offers investment banking and
                                      securities trading and brokerage services. The Company's
                                      business includes corporate finance and mergers and
                                      acquisitions, institutional equities and fixed income
                                      sales and trading, and private client services.
BERKSHIRE HATHAWAY, INC.............  Berkshire Hathaway, Inc. is a holding company owning subsidiaries in a variety of business sectors. The
                                      Company's principal operations are insurance business
                                      conducted nationwide on a primary basis and worldwide on
                                      a reinsurance basis. Berkshire's other operations include
                                      The Buffalo News, aviation training, and retail furniture
                                      businesses, as well as shoe, candy, and rug
                                      manufacturing.
CHUBB CORPORATION...................  Chubb Corporation, a holding company, offers property and casualty insurance, which includes personal, standard
                                      commercial and specialty commercial insurance. The
                                      Company provides insurance coverage principally in the
                                      United States, Canada, Europe, Australia, and parts of
                                      Latin America and the Far East.
CITIGROUP, INC......................  Citigroup, Inc. is a diversified financial services holding company that provides a broad range of financial
                                      services to consumer and corporate customers around the
                                      world. The Company's services include investment banking,
                                      retail brokerage, corporate banking, and cash management
                                      products and services.
COUNTRYWIDE CREDIT                    Countrywide Credit Industries, Inc. originates,
INDUSTRIES, INC.....................  purchases, sells, and services mortgage loans. The
                                      Company also offers products and services complementary
                                      to its mortgage banking business. Countrywide's
                                      subsidiaries include full-service and title insurance
                                      agencies, a securities broker-dealer, a loan servicing
                                      brokerage firm, and a mutual fund manager and service
                                      provider.
FEDERAL NATIONAL MORTGAGE             Federal National Mortgage Association buys and holds
ASSOCIATION.........................  mortgages, and issues and sells guaranteed mortgage-backed securities to facilitate housing
                                      ownership for low to middle-income Americans. The Company
                                      was chartered by the United States Congress, but went
                                      public in 1970.
FEDERAL HOME LOAN MORTGAGE            Federal Home Loan Mortgage Corporation is a
CORPORATION.........................  stockholder-owned corporation established by the United
                                      States Congress to create a continuous flow of funds to
                                      mortgage lenders. The Corporation supplies lenders with
                                      the money to make mortgages and packages the mortgages
                                      into marketable securities. The system is designed to
                                      create a stable mortgage credit system and reduce the
                                      rates paid by homebuyers.
FLEETBOSTON FINANCIAL CORPORATION...  FleetBoston Financial Corporation provides commercial and investment banking services in the United States and in
                                      other countries around the world. The Company operates a
                                      retail banking franchise in the Northeast, full service
                                      banking in Latin America, as well as commercial banking,
                                      including capital markets, investment banking and
                                      commercial finance, and investment services.
FRANKLIN RESOURCES, INC.............  Franklin Resources, Inc. provides investment advisory and related services to retail mutual funds, institutional
                                      and private accounts, and other investment products. The
                                      Company's services include transfer agency, fund
                                      administration, custodial, trustee, and fiduciary
                                      services.

GOLDEN WEST FINANCIAL CORPORATION...  Golden West Financial Corporation is the holding company for World Savings Bank, FSB, and World Savings Bank, FSB
                                      Texas. The Banks attract deposits and originate a variety
                                      of loans. Golden West operates banking offices and loan
                                      offices throughout the United States. The Company also
                                      owns Atlas Advisers, Inc, which advises the Atlas family
                                      of mutual funds.
HOUSEHOLD INTERNATIONAL, INC........  Household International, Inc. provides consumer financial services. The Company offers home equity loans, auto
                                      finance loans, and other unsecured loans, as well as
                                      private label credit cards. Household International
                                      operates in the United States, the United Kingdom, and
                                      Canada.
J.P. MORGAN CHASE & COMPANY.........  J.P. Morgan Chase & Company provides global financial services under the J.P. Morgan brand and retail banking
                                      under the Chase brand. The Company provides services such
                                      as investment banking, treasury and securities services,
                                      asset management, private banking, cardmember services,
                                      commercial banking, and home finance. J.P. Morgan Chase
                                      serves business enterprises, institutions, and
                                      individuals.
LINCOLN NATIONAL CORPORATION........  Lincoln National Corporation owns and operates wealth accumulation and protection businesses. The Company
                                      provides annuities, life insurance, retirement income,
                                      life-health reinsurance, institutional investment
                                      management and mutual funds. Lincoln also provides
                                      advisory services.
MARSH & MCLENNAN COMPANIES, INC.....  Marsh & McLennan Companies, Inc. is a global professional services firm. It is the parent company of Marsh, a risk
                                      and insurance services firm, Putnam Investments, an
                                      investment management company, and Mercer Consulting
                                      Group, a global provider of consulting services. The
                                      Company provides analysis, advice, and transactional
                                      capabilities to clients worldwide.
MARSHALL & ILSLEY CORPORATION.......  Marshall & Ilsley Corporation is a diversified financial services corporation with banking locations throughout
                                      Wisconsin. The Company has additional locations in
                                      Arizona, Nevada, Florida, and Minnesota. Marshall &
                                      Ilsley also provides trust and investment management,
                                      equipment leasing, mortgage banking, financial planning,
                                      investments, insurance services, and data processing.
MBIA, INC...........................  MBIA, Inc., through its subsidiaries, is a financial guarantor and a provider of specialized financial
                                      services. The Company provides products and services that
                                      meet the credit enhancement, financial, and investment
                                      needs of its public and private clients worldwide.
PNC FINANCIAL SERVICES GROUP........  PNC Financial Services Group is a diversified financial services organization The Company provides regional
                                      banking, wholesale banking and asset management services
                                      nationally and in the Company's primary regional markets
                                      in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky.
PROGRESSIVE CORPORATION.............  Progressive Corporation provides automobile insurance and other specialty property-casualty insurance and related
                                      services. The Company also insures financial
                                      institutions. Progressive operates in the United States
                                      and Canada.
SOUTHTRUST CORPORATION..............  SouthTrust Corporation is a bank holding company for
                                      SouthTrust Bank. The Bank offers a full range of banking
                                      services and other services such as trust, mortgage
                                      banking, leasing and brokerage services. The Company's
                                      offices are located in Alabama, Florida, Georgia,
                                      Mississippi, North Carolina, South Carolina, Tennessee,
                                      Texas, and Virginia.

ST. PAUL COMPANIES, INC.............  St. Paul Companies, Inc., through its subsidiaries, provides property-liability insurance, reinsurance, and
                                      life insurance products and services. The Company also
                                      has a presence in the asset management industry through
                                      its majority ownership of The John Nuveen Company. St.
                                      Paul has operations worldwide.
UNIONBANCAL CORPORATION.............  UnionBanCal Corporation is a bank holding company whose primary subsidiary is Union Bank of California, N.A. The
                                      Bank is a commercial bank with offices in California,
                                      Oregon, and Washington, as well as overseas facilities,
                                      primarily in the Pacific Rim.
WILMINGTON TRUST CORPORATION........  Wilmington Trust Corporation is a multi-bank holding company. The Company, through its subsidiaries, is
                                      involved in residential, commercial, and construction
                                      lending, deposit taking, insurance, investment advisory,
                                      fiduciary, wealth management, and broker-dealer services.

                               PROSPECTUS PART B

                       MORGAN STANLEY SELECT EQUITY TRUST


                                  INTRODUCTION


    Morgan Stanley DW Inc. (the "Sponsor") and The Bank of New York (the "Trustee") signed a Trust Indenture and Agreement and a related Reference Trust Agreement that created this series of the Morgan Stanley Select Equity Trust under the laws of the State of New York. Morgan Stanley DW Inc. is a principal operating subsidiary of Morgan Stanley Dean Witter & Co., a publicly-held corporation.


                                   THE TRUST

OBJECTIVE AND SECURITIES SELECTION

    The objective of the Trust is capital appreciation through an investment for approximately two years in a fixed portfolio of publicly-traded common stock issued by companies in the financial services industry ("Securities").

    The Trust's Securities* were chosen in the manner described in the "Summary of Essential Information" in Part A. There is, of course, no guarantee that the Trust will achieve its objective.

SUMMARY DESCRIPTION OF THE PORTFOLIO

    The Trust consists of

        (1) the Securities listed under "Schedule of Portfolio Securities" as may continue to be held in the Trust;

        (2) any additional Securities and contributed cash that the Trust acquires and holds pursuant to the provisions of the Indenture;

        (3) undistributed income; and

        (4) undistributed cash realized from the disposition of Securities See:
    "Administration of the Trust".

    Because the Trust may sell certain Securities or reduce their percentage under certain circumstances, and may acquire additional Securities from time to time, the Trust is not expected to retain for any length of time its present size and exact composition. See: "Unit Creation--Deposit of Securities" and "Administration of the Trust--Portfolio Supervision".

------------------------
* The term "Securities" includes the initially deposited common stock and any additional common stock or contracts to purchase additional common stock acquired by the Trust pursuant to the Indenture and Agreement.

    The Trust is organized as a unit investment trust and not as a management investment company. Therefore, neither the Trustee nor the Sponsor has the authority to manage the Trust's assets in an attempt to take advantage of various market conditions to increase the Trust's net asset value. Further, the Trust may dispose of its Securities only under limited circumstances. See:
"Administration of the Trust--Portfolio Supervision".

    There is no assurance that the Trust will declare or pay any distributions in the future.

RISK FACTORS

    If you invest in Units of the Trust, you should understand the risks of an investment in publicly-traded common stock. These risks include the risk that the value of the Portfolio and hence of the Units will decline with decreases in the market value of the Securities. See the risks described in the "Summary of Essential Information" in Part A of the Prospectus, as well as those set forth below.

    There is no assurance that the objective of the Trust will be met because the Securities may rise or fall in value, and pay dividends, depending on the full range of economic and market influences affecting:

    - corporate profitability,

    - the financial condition of issuers,

    - the prices of equity securities in general, and

    - the stocks that this Trust buys in particular.

    As the Sponsor creates Additional Units, all Units may represent more or less of a particular Security, in terms of percentage of aggregate market value of the portfolio. In addition, the brokerage fees incurred in purchasing Securities with the deposited cash will be borne by the Trust. Any Unit Holder who purchased Units prior to the purchase of Securities with such deposited cash would have his holdings diluted as a result of any brokerage fees.

Fluctuating Security Value

    The value of the Securities, and therefore the value of Units, will fluctuate and can decline, depending upon the full range of economic and market influences which may affect the market value of such Securities. Certain risks are inherent in an investment in equity securities, including (1) the risk that the financial condition of one or more of the issuers of the Securities may worsen; or (2) the general condition of the common stock market may weaken. In either case, the value of the Portfolio Securities and hence the value of Units may decline.

    Common stocks are susceptible to general stock market movements and to volatile and unpredictable increases and decreases in value as market confidence in and perceptions of the issuers change from time to time. Investors base these perceptions upon such factors as:

    - expectations regarding domestic and foreign economic, monetary and fiscal policies;

    - inflation and interest rates;

    - currency exchange rates, economic expansion or contraction; and

    - global or regional political, economic or banking conditions.

    The Sponsor cannot predict the direction or scope of any of these factors.


    We can give no assurance that the Trust will achieve its objective over its two-year life. We can likewise give no assurance that future portfolios selected using the same methodology as the Trust during consecutive two-year periods will meet their objectives. The Trust is not designed to be a complete equity investment program.

Payment Risks

    There are certain payment risks involved in owning common stocks. Risks include those arising from the fact that the rights of holders of common and preferred stocks to receive payments from the issuers of those stocks are generally inferior to those of creditors of, or holders of debt obligations issued by, these issuers. Furthermore, the rights of holders of common stocks are inferior to the rights of holders of preferred stocks. Holders of common stocks of the type held in the Portfolio have a right to receive dividends only when, as and if, and in the amounts, declared by the issuer's board of directors. Holders of common stocks such as those in the Portfolio also have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for.

    By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors. This rate is normally on a cumulative basis. Holders of preferred stocks do not ordinarily participate in other amounts available for distribution by the issuing corporation. Issuing corporations must pay cumulative preferred stock dividends before common stock dividends.

    Any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks also have rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks entail less risk than common stocks. However, neither preferred nor common stocks represent an obligation or liability of the issuer. Therefore, they do not offer any assurance of income or provide the degree of protection of capital of debt securities.

    The issuance of debt securities, as compared with both preferred and common stock, will create prior claims for payment of principal and interest in the case of debt securities. The issuance of preferred stock, as compared with common stock, will create prior claims for payment of dividends and liquidation preferences in the case of preferred stock. These prior claims could adversely affect (1) the ability and inclination of the issuer to declare or pay dividends on its common stock or (2) the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, common stocks lack a fixed principal amount and a maturity date but have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are thus unlike debt securities which typically have a stated principal amount payable at maturity. Common stocks also differ from preferred stocks which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions. Additionally, market timing and volume trading will also affect the underlying value of Securities, including the Sponsor's buying of additional Securities and the Trust's selling of Securities during the Liquidation Period.

    The value of the Securities in the Portfolio thus may fluctuate over the entire life of the Trust to values higher or lower than those on the Initial Date of Deposit. The Sponsor may direct the Trustee to dispose of Securities under certain specified circumstances (See "Administration of the Trust--Portfolio Supervision"). However, the Trustee will not dispose of Securities solely as a result of normal fluctuations in market value.

Possible Lack of Market

    We can give no assurance that a market will be made for any of the Securities, that any market for the Securities will continue or that the Securities in any markets made will be liquid. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor and its affiliates. The price at which the Securities may be sold in connection with redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.

Deferred Sales Charge


    On each Deferred Sales Charge Payment Date, the Trust will sell Securities pro rata in an amount equal to $0.035 per Unit to pay the Deferred Sales Charge. Unit Holders holding Units on the Second Year DSC Commencement Date will pay an additional $0.035 per Unit on the last business day of each of five months commencing on that date. The Trust will distribute the proceeds of sale to the Sponsor. As the Trust sells Securities to pay the Deferred Sales Charge the Trust's assets will be reduced and income per Unit may be reduced.


Litigation

    The Sponsor does not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the financial services industry, may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of the issuers of the Securities to achieve their business goals.

    Financial services industries may be subject to greater governmental regulation than many other industries and changes in governmental policies and the need for regulatory approvals may have a material effect on the services offered by companies in the financial services industries. Governmental regulation may limit both the financial commitments banks can make, including the amounts and types of loans, and the interest rates and fees they can charge. In addition, governmental regulation in certain foreign countries may impose interest rate controls, currency controls, credit controls and price controls.

Reimbursement Costs

    The Securities intended to be used to reimburse the Sponsor for the Trust's organization costs may decrease in value during the initial offering period. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the organization costs, the Trustee will sell additional Securities to allow the full reimbursement of the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold.

                      UNIT CREATION--DEPOSIT OF SECURITIES

    On the date that the Trust was created, the Sponsor deposited with the Trustee certain securities and contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of the Securities. The Securities were deposited at prices equal to their market value as determined by the Trustee. The Sponsor may also deposit cash or a letter of credit and instruct the Trustee to purchase Securities. The Sponsor created the Trust simultaneously with the deposit of the Securities with the Trustee and the execution of the Indenture and the Reference Trust Agreement. The Trustee then immediately recorded the Sponsor as owner of the Units comprising the entire ownership of the Trust.

    Through this prospectus, the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. The holders of Units (the "Unit Holders") will have the right to have their Units redeemed at a price based on the market value of the Securities if they cannot be sold in the secondary market which the Sponsor, although not obligated to, proposes to maintain. A secondary market for Units is a market where Units are bought and sold after their original issue. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender by Unit Holder of Units for redemption. The Trustee has not participated in the selection of Securities for the Trust. Neither the Sponsor nor the Trustee nor any of their affiliates will be liable in way for any default, failure or defect in any Securities.

    With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the number of shares of each Security in the Portfolio. You may find the original proportionate relationships on the Initial Date of Deposit in the "Schedule of Portfolio Securities". The original proportionate relationships are subject to adjustment under certain limited circumstances. See: "Administration of the Trust--Portfolio Supervision". Under the Indenture and Agreement, the Sponsor can deposit additional Securities and contracts to purchase additional Securities together with a letter of credit or cash. The Sponsor may then give instructions to the Trustee to purchase additional Securities in order to create additional Units ("Additional Units"). Any such additional deposits made in the 90 day period following the creation of the Trust will consist of Securities of the same issuers as those already in the Trust. These deposits will be in amounts which maintain, to the extent practicable, the original proportionate relationship between the number of shares of each Security and any cash in the Portfolio. It may not be possible to maintain the exact original proportionate relationship because of price changes or other reasons. After the 90 day period following the Initial Date of Deposit any deposit of additional Securities and cash must replicate the portfolio exactly as it was immediately prior to that deposit.

    Since the Sponsor deposits cash or a letter of credit in lieu of cash and gives instructions to the Trustee to purchase additional Securities to create Additional Units, Units, including previously issued Units, may represent more or less of that Security and more or less of other Securities in the Portfolio of the Trust. This is because the price of a Security fluctuates between the time the cash is deposited and the time the cash is used to purchase the Security.

    The Trustee may hold any cash deposited with instructions to purchase Securities in an interest bearing account. Any interest earned on such cash will be the property of the Trust. Unit Holders will receive, as a distribution on the earlier of (1) the first Distribution Date or (2) 90 days after the Initial Date of Deposit:

    - any cash deposited with instruction to purchase Securities that is not used to purchase Securities, and

    - any interest not used to pay Trust expenses.


    The Sponsor may acquire large volumes of additional Securities for deposit into the Trust over a short period of time. These acquisitions may tend to raise the market prices of these Securities. To minimize the risk of price fluctuations when purchasing Securities, the Trust may purchase Securities at the closing price as of the Evaluation Time. To do so, the Trust may enter into trades with unaffiliated broker/dealers for the purchase of large quantities of shares. Such trades will be entered into at an increased commission cost which the Trust will bear. See "Summary of Essential Information". The Sponsor cannot currently predict the actual market impact of the purchase of additional Securities because it does not know the actual volume of Securities to be purchased and the supply and price of such Securities.

    This prospectus may be used to continuously offer additional Units for sale to the public. Units will be sold by the Sponsor to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that that price is set. If Units are not available or are insufficient to fill the order, the Sponsor will reject the investor's order. The number of Units available may be insufficient to meet demand. This may be because of the Sponsor's inability to or decision not to purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create Additional Units. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as sufficient Units can be created. You will be deemed to have placed a new order for that number of Units each day until that order is accepted. The Sponsor will execute your order, when Units are available, at the Public Offering Price next calculated after the Sponsor accepts your continuing order. You will, of course, be able to revoke your purchase offer at any time prior to acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received. However, the Sponsor will accept indications of interest prior to the effectiveness of the registration of the offering of Trust Units which become orders upon effectiveness according to the order in which the Sponsor receives the indications of interest.

    On the Initial Date of Deposit, each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Summary of Essential Information". Afterwards, if you redeem any Units, the amount of Securities in the Trust will decline, and the fractional undivided interest represented by each remaining Unit in the balance of the Trust will increase. However, if the Trust issues Additional Units, the Securities in the Trust will increase by amounts allocable to such Additional Units and the fractional undivided interest in the Trust will fall. Units will remain outstanding until you or any Unit Holder, including the Sponsor, redeem them upon tender to the Trustee, or until the termination of the Trust on the terms specified in the Indenture and Agreement. Only the Trustee can redeem Units. You can tender your Units to the Trustee for redemption, sell them to the Sponsor if the Sponsor is willing to buy the Units or hold them until the Trust terminates.

                            TAX STATUS OF THE TRUST

    In the opinion of Cahill Gordon & Reindel, special counsel for the Sponsor, under existing Federal income tax law:

    The Trust is not an association taxable as a corporation for Federal income tax purposes. Income received by the Trust will be treated as income of the Unit Holders in the manner set forth below.

    Under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended, each Unit Holder will be considered to be the owner of a pro rata portion of each asset in the Trust. The total tax cost of each Unit purchased solely for cash will equal the cost of Units, including the Initial Sales Charge. A Unit Holder should determine the tax cost for each asset represented by the Unit Holder's Units purchased solely for cash by allocating the total cost for such Units, including the Initial Sales Charge, among the assets in the Trust represented by the Units in proportion to the relative fair market values thereof on the date the Unit Holder purchases such Units.


    The proceeds actually received by a Unit Holder upon termination of the Trust or redemption of Units will have been reduced by the Deferred Sales Charge and the charge for organizational expenses. The relevant tax reporting forms sent to a Unit Holder will also reflect the actual amounts paid to him, which will have been reduced by the Deferred Sales Charge and the charge for organizational expenses. Accordingly, you should not increase the total cost for your Units by the amount of the Deferred Sales Charge and the charge for organizational expenses.


    You as a Unit Holder will be considered to have received all of the dividends paid on your pro rata portion of each Security when the Trust receives the dividends including the portion of the dividend used to pay ongoing expenses. In the case of a corporate Unit Holder, these dividends will qualify for the 70% dividends received deduction for corporations to the same extent as if the corporate Unit Holder held the dividend-paying stock directly. An individual Unit Holder who itemizes deductions will be entitled to an itemized deduction for his pro rata share of fees and expenses paid by the Trust as if he paid these fees and expenses directly. You are entitled to this deduction only to the extent that this amount together with your other miscellaneous deductions exceed 2% of your adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor.

    Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to you or to your agent of your pro rata share of the Securities in kind upon redemption or termination of the Trust will not be a taxable event to you. Your basis for these Securities will be equal to your basis for the same Securities, previously represented by your Units, before this distribution. The holding period for these Securities will include the period during which you held the Units. You will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when you dispose of these Securities in a taxable transfer.

    Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation. These tax laws will treat the income of the Trust as the income of the Unit Holders.


    In connection with the In-Kind Rollover Option set forth under "Termination-In-Kind Rollover Option", you will not be taxed upon the receipt in kind from the Terminating Trust and the deposit in the New Trust of the Duplicated Stocks. Your basis in these Duplicated Stocks will be your basis in these Duplicated Stocks before the distribution from the Terminating Trust. The holding period of these Duplicated Stocks will include the period during which you held the Units. To the extent the Agent sells Securities received in kind on your behalf, you will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer. Your basis in non-Duplicated Stocks will equal the purchase price paid by the Agent.


    If the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security exceed your adjusted tax cost allocable to the Security disposed of, you will realize a taxable gain to the extent of that excess. Conversely, if the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security are less than your adjusted tax cost allocable to the Security disposed of, you will realize a loss for tax purposes to the extent of that difference. However, if the Trustee reinvests proceeds in a New Series in connection with an exchange or non-In-Kind Rollover, the Internal Revenue Service may not allow that loss for the underlying securities in each trust which are substantially identical if the purchase of units of the New Series takes place less than thirty-one days after the sale of the underlying Security.

    Under the Internal Revenue Code, capital gain of individuals, estates and trusts from Securities held for more than one year is subject to a maximum nominal tax rate of 20%. That capital gain may, however, result in a disallowance of itemized deductions and/ or affect a personal exemption phase-out. The capital gain rate of 20% will be unavailable to you for those Securities which you have held for less than a year and a day at the time of sale. This includes sales occasioned by mandatory or early termination of the Trust or exchange or rollover of Units.

    From time to time Congress considers proposals to reduce the rate of the dividends received deduction. This type of legislation, if enacted into law, would reduce the after-tax return to investors who can take advantage of the deduction.

    Foreign Unit Holders (including nonresident alien individuals, foreign corporations, and foreign partnerships) not engaged in a U.S. trade or business generally will be subject to a 30% withholding tax (or lower applicable treaty rate) on dividend distributions.

    You should consult your tax advisor about how the above general information applies to your own situation.

                                RETIREMENT PLANS

    Units of the Trust may be suited for purchase by Individual Retirement Accounts and pension plans or profit sharing and other qualified retirement plans. If you are contemplating establishing a qualified retirement plan or IRA or investing funds of such a plan or IRA in Trust units, you should consult your tax advisor about the tax consequences of any action.

    Forms and arrangements for establishing qualified retirement plans and IRAs are available from:

    - the Sponsor

    - other brokerage firms

    - other financial institutions.

    Fees and charges with respect to such plans and IRAs are not uniform and may vary from time to time as well as from institution to institution.

                            PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE

    The Public Offering Price of the Units is calculated on each business day by the following formula: the aggregate market value of the Portfolio Securities and other Trust assets, as determined by the Trustee, next computed after receipt of a purchase order is reduced by Trust liabilities and then divided by the number of Units outstanding. The Units outstanding may be split to create greater or fewer Units (a reverse split).The sales charge shown in "Summary of Essential Information" is added to the net asset value per Unit. The Sponsor may add to the Public Offering Price commissions and any other transactional costs, if any, in connection with the deposit of additional Securities or contracts to purchase additional Securities for the creation of Additional Units.

    After the Initial Date of Deposit, the Sponsor will include in the Public Offering Price a proportionate share of cash amounts in the Income Account and Principal Account and amounts receivable in respect of stocks trading ex-dividend, other than money required to be distributed to Unit Holders on a Distribution Date and money required to redeem tendered Units.

    The Income Account is maintained by the Trustee to hold the income from the Securities received by the Trust. In the event a stock is trading ex-dividend at the time of deposit of additional Securities, the Sponsor will add to the Public Offering Price an amount equal to the dividend that would be received if such stock were to receive a dividend. The Public Offering Price per Unit is calculated to five decimal places and rounded up or down to three decimal places. The Public Offering Price on any particular date will vary from the Public Offering Price on the Initial Date of Deposit, set forth in the "Summary of Essential Information", in accordance with:

    - fluctuations in the aggregate market value of the Securities

    - the amount of available cash on hand in the Trust

    - the amount of Trust fees and expenses.

    A portion of the Public Offering Price also consists of cash or securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The Sponsor will receive the estimated organization costs as of the close of the initial offering period. See "Expenses and Charges -- Organization Costs."

    As more fully described in the Indenture, the Trustee determines the aggregate market value of the Securities based on closing prices on the day it makes the valuation as described under "Redemption--Computation of Redemption Price". If there are no such reported prices, the Trustee takes into account the same factors referred to under "Redemption--Computation of Redemption Price". Determinations are effective for transactions effected after the last preceding determination.

SALES CHARGES


    The sales charge consists of an Initial Sales Charge and a Deferred Sales Charge. To compute the Initial Sales Charge, deduct the Deferred Sales Charge of $0.175 per Unit in the case of Unit Holders disposing of Units before the Second Year DSC Commencement Date from the total sales charge in the first year. The Initial Sales Charge that a Unit Holder pays may be more or less than the Initial Sales Charge on the Initial Date of Deposit because of the fluctuation of the value of the Securities from that on the Initial Date of Deposit. The Deferred Sales Charge will initially be $0.175 per Unit but will decline each month by one fifth; the Deferred Sales Charge will be paid through monthly payments of $0.035 per Unit per month commencing on the first Deferred Sales Charge Payment Date as shown on the Summary of Essential Information through the sale of Securities on each such date or distribution of cash available for such payment. Unit Holders holding Units on the Second Year DSC Commencement Date will be charged an additional Deferred Sales Charge of $0.175 per Unit, payable at the rate of $0.035 per Unit per month for five months on the last business day of each month starting on the Second Year DSC Commencement Date (the total Deferred Sales Charge for such Unit Holders will be $0.35 per Unit and the total of (i) the Initial Sales Charge and (ii) the Deferred Sales Charge payable over 5 months in the first year and 5 months in the second year of $0.35 will equal approximately 4.5% of the initial Public Offering Price.) To the extent the entire Deferred Sales Charge relating to your Units has not been paid at the time of repurchase, redemption or exchange of the Units, we will deduct any unpaid amount from the proceeds or in calculating an in kind distribution except that if the exchange, redemption or sale occurs prior to the Second Year DSC Commencement Date, the second year Deferred Sales Charge of $0.175 will not apply.



    For purchases of Units with a value of $25,000 or more, we will reduce the Initial Sales Charge on a graduated basis as shown below under "Volume Discount". Unit Holders investing the proceeds of distribution from a previous terminating Series of Morgan Stanley Select Equity Trust, upon purchase of Units of the Trust, will be subject only to the Deferred Sales Charge on such Units. If you acquire Units of the Trust in an exchange of units of a different unit investment trust sponsored by the Sponsor you will not have to pay an initial sales charge at the time of the exchange. However, these acquired Units will be subject to the Deferred Sales Charge.


PUBLIC DISTRIBUTION

    The Sponsor directly and through dealers will distribute to the public, at the Public Offering Price determined as provided above, Units issued on the Initial Date of Deposit and Additional Units issued in additional deposits of Securities. They may offer to the public unsold Units or Units acquired by the Sponsor in the secondary market referred to below, by this Prospectus, at the then current Public Offering Price determined as provided above.

    The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National Association of Securities Dealers, Inc. The Sponsor will sell Units to dealers during the initial offering period at prices which reflect a concession of 70% of the applicable sales charge, subject to change from time to time. In addition, sales of Units may be made pursuant to distribution arrangements with certain banks and/or other entities. These banks and entities are subject to regulation by the Office of the Comptroller of the Currency or by other bank regulatory authorities and are acting as agents for their customers. These banks and/or entities are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge that these customers pay is retained by or remitted to these banks or entities in an amount equal to the amount customarily received by an agent for acting in this capacity in connection with the purchase of Units. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

SECONDARY MARKET


    While not obligated to do so, the Sponsor presently intends to maintain, at its expense, a secondary market for Units of this series of the Morgan Stanley Select Equity Trust. The Sponsor also presently intends to continuously offer to repurchase Units from Unit Holders at the Sponsor's Repurchase Price. The Sponsor computes the Repurchase Price by adding:


    - the aggregate value of the Securities in the Trust, and

    - any cash on hand in the Trust, including dividends receivable on stocks trading ex-dividend, other than money required to redeem tendered Units and cash the Sponsor deposited to purchase Securities or cash held in the Reserve Account

    - less expenses of the Trust, (includes Trustee fee, Sponsor fee, counsel's expenses and taxes, if any), and

    - less any remaining unpaid portion of the Deferred Sales Charge, and

    - less cash held for distribution to Unit Holders of record as of a date on or prior to the evaluation and then dividing the result by the number of Units outstanding, as of the date of such computation.

    In addition, after the initial offering period, the Sponsor's Repurchase Price will be reduced to reflect the estimated costs of liquidating the Securities to meet redemption requests. The only sales charge incurred when a Unit Holder sells Units back to the Sponsor is the payment of the unpaid portion of the Deferred Sales Charge. The Sponsor may reoffer to the public any Units repurchased by the Sponsor at the Sponsor's Repurchase Price. The reoffering price will be the then-current Public Offering Price. The Sponsor will bear any profit or loss resulting from the resale of these Units.

    The Sponsor may temporarily or permanently discontinue the repurchase of Units of this series at the Sponsor's Repurchase Price if the supply of Units exceeds demand or for any other business reason. In this event, although under no obligation to do so, the Sponsor may, as a service to Unit Holders, offer to repurchase Units at the "Redemption Price". Alternatively, Unit Holders may redeem their Units through the Trustee.

PROFIT OF SPONSOR

    The Sponsor receives a sales charge on Units sold to the public and to dealers. The Sponsor may have also realized a profit or sustained a loss on the deposit of the Securities in the Trust. This profit or loss represents the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. For a description of such profit or loss and the amount of this difference on the Initial Date of Deposit see "Schedule of Portfolio Securities". The Sponsor may realize a similar profit or loss in connection with each additional deposit of Securities. In addition, the Sponsor may have acted as a broker in transactions relating to the purchase of Securities for deposit in the Trust. During the initial public offering period the Sponsor may realize additional profit or sustain a loss due to daily fluctuations in the prices of the Securities in the Trust and thus in the Public Offering Price of Units the Sponsor receives. If the Sponsor receives cash from the Unit Holders before the settlement date for purchase of Units or before the payment for Securities upon their delivery, the Sponsor may use the cash in the Sponsor's business and may benefit from the use of the cash.

    The Sponsor may also realize profits or sustain losses while maintaining a secondary market in the Units. These profits or losses are the amount of any difference between the prices at which the Sponsor buys Units and the prices, including a sales charge, at which the Sponsor resells such Units or the prices at which the Sponsor redeems such Units, as the case may be.

VOLUME DISCOUNT

    Although under no obligation to do so, the Sponsor intends to permit volume purchasers of Units to purchase Units at a reduced sales charge. The Sponsor may at any time change the amount by which the sales charge is reduced. The Sponsor may also discontinue the discount altogether.


    The sales charge of 4.50% of the Public Offering Price will decline as shown on the following graduated scale for sales to any person of at least $25,000 during the Initial Offering Period. The sales charge in the secondary market, which will decline as shown on the following graduated scale, consists of an Initial Sales Charge and the remaining portions of the Deferred Sales Charge. The following scale assumes a Public Offering Price of $10.00 per Unit:


                                                         SALES CHARGE
                                          -------------------------------------------
                                                                      PERCENT OF
                                               PERCENT OF        THE AMOUNT INVESTED
                                          PUBLIC OFFERING PRICE     IN SECURITIES
                                          ---------------------  --------------------
Less than $25,000.......................          4.50%                 4.545%
$25,000 to $49,999......................          4.25%                 4.293%
$50,000 to $99,999......................          4.00%                 4.040%
$100,000 to $249,999....................          3.75%                 3.788%
$250,000 to $999,999....................          3.50%                 3.535%
$1,000,000 or more......................          2.75%                 2.777%


    The reduced sales charges as shown on the chart above will apply to all purchases of Units of this Trust on any one day by the same person, partnership or corporation, other than a dealer, in the amounts stated above. For purchases of $250,000.00 or more, the sales charge consists solely of a deferred sales charge of $0.35 per Unit for a purchase of $250,000.00 to $999,999.99 and adjusted to total $0.275 per Unit for a purchase of $1,000,000.00 or more.


    Units held in the name of your spouse or in the name of your child under age 21 are deemed for the purposes of the volume discount to be registered in your name. The reduced sales charges are also applicable to a trustee or other fiduciary, including a partnership or corporation purchasing Units for a single trust estate or single fiduciary account.

                                   REDEMPTION

RIGHT OF REDEMPTION

    You may redeem one or more of your Units at the Redemption Price upon delivery of a request for redemption to the Trustee at its unit investment trust office in the City of New York, in form satisfactory to the Trustee. You may tender Units for redemption at any time after the settlement date for purchase. The Redemption Price per Unit is calculated as set forth under "Computation of Redemption Price". There is no sales charge incurred when you tender your Units to the Trustee for redemption other than for the payment of any Deferred Sales Charge then due.


    Within seven days following the tender to the Trustee of Units to be redeemed, you will be entitled to receive the Redemption Price per Unit. The Trustee will determine the Redemption Price as of the Evaluation Time on the date of tender. The Evaluation Time is the close of the market, generally, 4:00 PM New York time.


    The "date of tender" is the date on which the Trustee receives Units. However, for Units received after the Evaluation Time, the date of tender is the next day on which the New York Stock Exchange is open for trading. These Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

    During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the next Business Day following that presentation.

REDEMPTION PROCEDURES

    In connection with each redemption the Sponsor will direct the Trustee to redeem Units in accordance with the procedures set forth in either (1) or (2) below.


    (1) The Trustee will redeem Units solely in cash for any one Unit Holder tendering less than 25,000 Units. If you request redemption of at least 25,000 Units, the Sponsor may determine, at its discretion, to direct the Trustee to redeem Units "in-kind" by distributing Portfolio Securities to you. The Sponsor may direct the Trustee to redeem Units "in-kind" even if it is then maintaining a secondary market in Units of the Trust. If you redeem Units "in-kind" you will receive an amount and value of Trust Securities per Unit equal to the Redemption Price Per Unit as determined at the Evaluation Time next following the tender as set forth in this Prospectus under "Computation of Redemption Price" below. The Trustee will hold the distribution "in-kind" for redemption of Units for your account, and for disposition in accordance with your instructions. You will be entitled to receive (1) whole shares of each of the underlying Portfolio Securities, plus (2) cash equal to the your pro rata share of the cash balance of the Income and Principal Accounts and (3) cash from the Principal Account equal to the fractional shares to which you are entitled. The Trustee, in connection with implementing the redemption "in-kind" procedures outlined above, may make any adjustments necessary to reflect differences between (1) the Redemption Price of Units and (2) the value of the Securities distributed "in-kind" as of the date of tender. If the Principal Account does not contain amounts sufficient to cover the required cash distribution to you, the Trustee may sell Securities in the Trust Portfolio in the manner discussed below. If you receive redemption distributions of Securities "in-kind" you may incur brokerage costs and odd-lot charges in converting those Securities into cash. The Trustee will assess transfer charges to Unit Holders taking Securities "in-kind" according to its usual practice.


    The portion of the Redemption Price which represents your interest in the Income Account will be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, will be drawn from the Principal Account to the extent that funds are available for such purpose. The Agreement authorizes the Trustee to sell Securities in order to provide funds for redemption. To the extent Securities are sold, the size of the Trust will decline. These sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price you receive may be more or less than the purchase price you originally paid. The price difference will depend on the value of the Securities in the Portfolio at the time of redemption. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of these sales may exceed the amount necessary for payment of Units redeemed. These excess proceeds will be distributed pro rata to all remaining Unit Holders of record on the next following Record Date.

    The Sponsor will supply to the Trustee a list of Securities to sell for purposes of redeeming Units. If the Sponsor does not so instruct the Trustee, the Trustee will select the Securities to sell so as to maintain, as closely as practicable, the proportionate relationship between the number of shares of each Security in the Trust.

    (2) The Trustee will redeem Units in-kind by an in-kind distribution to The Bank of New York as the Distribution Agent. You will be able to receive in-kind an amount per Unit equal to the Redemption Price per Unit as determined as of the day of tender. In-kind distributions to Unit Holders will take the form of whole shares of Securities. The Distribution Agent will distribute cash in lieu of fractional shares. The whole shares, fractional shares and cash distributed to the Distribution Agent will total an amount equal to the Redemption Price per Unit.

    The Distribution Agent shall hold distributions in-kind upon the redemption of Units. You shall be deemed to have designated the Distribution Agent as your agent upon purchase of a Unit, for your account, and for disposition in accordance with your instructions as follows:

    (i) The Distribution Agent shall sell the In-Kind Distribution as of the close of business on the date of tender or as soon as possible afterwards. The Distribution Agent shall then remit to you, within seven calendar days, the net proceeds of sale, after deducting brokerage commissions and transfer taxes on the sale. However, you may request a distribution of the Securities as set forth in paragraph (ii) below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.

    (ii) If you request distribution in-kind and tender more than 25,000 Units, the Distribution Agent shall sell any portion of the In-Kind Distribution represented by fractional interests in shares in accordance with the above information. The Distribution Agent shall then distribute (1) the net cash proceeds plus (2) any other distributable cash to you together with
(3) certificates or book-entry credit to your account at the Sponsor of each of the whole shares of Securities comprising the In-Kind Distribution.

    The 25,000 Unit threshold will not apply to redemptions in kind in connection with a rollover or on an In-Kind Distribution Date in connection with the termination of the Trust.

    The portion of the Redemption Price which represents your interest in the Income Account shall be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, will be withdrawn from the Principal Account to the extent that funds are available for that purpose. To the extent Securities are distributed in-kind to the Distribution Agent, the size of the Trust will be reduced. Sales by the Distribution Agent may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price you receive may be more or less than the purchase price you originally paid, depending on the value of the Securities in the Portfolio at the time of redemption.

COMPUTATION OF REDEMPTION PRICE

    The Trust Evaluation per Unit is determined as of the Evaluation Time stated under "Summary of Essential Information" above:

    - semiannually, on the last Business Day of each of the months of June and December,

    - on the day on which you tender any Unit of the Trust for redemption, unless you tender after the Evaluation Time on such day. In this case tender shall be considered to have been made on the next day on which the New York Stock Exchange is open for trading.

    - on any other Business Day desired by the Sponsor or the Trustee.

I. To determine the Trust Evaluation per Unit, add:

    (1) The aggregate value of Securities in the Trust, as the Trustee determines,

    (2) Cash on hand in the Trust, including dividends receivable on stocks trading ex-dividend, other than money deposited to purchase Securities or money credited to the Reserve Account,

    (3) All other assets of the Trust,

II. Then deduct from the resulting figure:

    (1) amounts representing any applicable taxes or governmental charges payable by the Trust for the purpose of making an addition to the reserve account,

    (2) amounts representing estimated accrued fees and expenses of the Trust, including legal and auditing expenses,

    (3) amounts representing unpaid fees of the Trustee, the Sponsor and counsel,

    (4) any remaining unpaid portion of the Deferred Sales Charge, and

    (5) cash held to redeem tendered Units and for distribution to Unit Holders of record as of the Business Day prior to the Evaluation being made on the days or dates set forth above;

III. Divide the result of the above computation by the total number of Units outstanding on the date of such Evaluation. The resulting figure equals the Redemption Price for each Unit.

    In addition, after the initial offering period, the Redemption Price will be reduced to reflect the estimated costs of liquidating the Securities to meet the redemption.

    The Trustee shall determine the aggregate value of the Securities in good faith in the following manner:

    - If the Securities are listed on one or more national securities exchanges, the Trustee shall base such valuation on the closing price on the exchange which is the principal market for these Securities. The exchange shall be the New York Stock Exchange if the Securities are listed there, unless the Trustee deems that price inappropriate as a basis for valuation.

    - If the Securities are not so listed, or, if listed and their principal market is a different exchange or there is no closing price on that exchange, the Trustee shall base such valuation on the closing price in the over-the-counter market, unless the Trustee deems that price inappropriate as a basis for valuation.

    If there is no closing price, the Trustee shall use any of the following methods which it deems appropriate:

    - on the basis of current bid prices of the Securities obtained from investment dealers or brokers, including the Sponsor, who customarily deal in securities comparable to those held by the Trust, or

    - if bid prices are not available for any of the Securities, on the basis of bid prices for comparable securities, or

    - by appraisal of the value of the Securities on the bid side of the market or by such other appraisal as is deemed appropriate, or

    - by any combination of the above.

POSTPONEMENT OF REDEMPTION

    Your right of redemption may be suspended and the payment of the Redemption Price per Unit to you may be postponed for more than seven calendar days following a tender of Units for redemption

    - for any period during which the New York Stock Exchange, Inc. is closed, other than for customary weekend and holiday closings, or

    - for any period during which, as determined by the Securities and Exchange Commission, either trading on the New York Stock Exchange, Inc. is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or

    - for such other periods as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person or in any way for any loss or damage that may result from any such suspension or postponement of this kind.

                                EXCHANGE OPTION


    Unit Holders of any Morgan Stanley Select Trust or any holders of units of any other unit investment trust may elect to exchange any or all of their units for units of one or more of any series of the Morgan Stanley Select Equity Trust that may from time to time be made available for such exchange by the Sponsor, called the "Exchange Trusts".



    An exchange of this kind is implemented by a sale of Units and a purchase of the units of an Exchange Trust. You may acquire these units at prices based on reduced sales charges per unit. The purpose of such reduced sales charge is to permit the Sponsor to pass on the cost savings resulting from such exchange to a Holder who wishes to exchange units. The cost savings result from reductions in time and expense related to advice, financial planning and operational expense required for the Exchange Option.


    Each Exchange Trust has different investment objectives. You should read the Prospectus for the applicable Exchange Trust carefully to determine the investment objective prior to exercise of this option.

    This option will be available provided that (1) the Sponsor maintains a secondary market in units of the applicable Exchange Trust and (2) units of the applicable Exchange Trust are available for sale and are lawfully qualified for sale in the state in which you are a resident. While the Sponsor presently intends to maintain a secondary market for the units of Exchange Trusts, there is no obligation on its part to do so. Therefore, we do not promise that a market for units will in fact exist on any given date in which you wish to sell or exchange Units, and we do not promise that the Exchange Option will be available to any Unit Holder. The Sponsor reserves the right to modify, suspend or terminate this option. The Sponsor will give sixty days notice before the date of the termination of or a material amendment to the Exchange Option. However, the Sponsor will not have to give notice in certain circumstances approved by the Securities and Exchange Commission. In the event the Exchange Option is not available to you at the time you wish to exercise that option, we will immediately notify you and we will not take any action with respect to your tendered Units without further instruction from you.

    You may make exchanges in whole units only. We will return any excess proceeds from the surrender of your Units. Alternatively, you may make up any difference between (1) the amount representing the Units being submitted for exchange and (2) the amount representing the units being acquired up to the next highest number of whole units. The full value of the Units, including any make-up amount, will be subject to a sales charge.

    An exchange of Units pursuant to the Exchange Option will constitute a "taxable event" under the Code. You will recognize a gain or loss at the time of exchange. However, if you exchange Units for units of any series of the Exchange Trusts which are grantor trusts for U.S. federal income tax purposes, the Internal Revenue Service may seek to disallow any loss incurred upon that exchange. The IRS may seek to disallow the loss to the extent that (1) the underlying securities in each Trust are substantially identical and (2) the purchase of the units of an Exchange Trust takes place less than thirty-one days after the sale of the Units. In order to avoid the potential disallowance of losses for tax purposes, you may notify the Sponsor that you desire to purchase units of the Exchange Trust on the thirty-first day after the day of the sale of the Units exchanged. The Sponsor will deposit the proceeds of the Units surrendered in your brokerage account with the Sponsor. You may withdraw the proceeds at any time. You may use cash from the account to purchase units of the Exchange Trust on the thirty-first day after the day of sale of the Units exchanged in accordance with the procedures set forth above. You may revoke the order to purchase (by calling your financial advisor) before the purchase on the thirty-first day.

    The Sponsor will purchase units at a price based upon the value of the Trust per unit plus the applicable sales charge. However, we do not promise that a market for units will exist on such date or that units will be available for purchase on such date. If units are unavailable, the Sponsor may acquire units in the secondary market or create units as soon as possible thereafter. The Sponsor will sell these units based on the value of the Trust per unit on the date of purchase of the units plus the applicable sales charge. The order does not create a contract or option to acquire units. If the Sponsor does not hold units in its inventory on the thirty-first day or if the Sponsor does not create additional units or is unable to acquire units in the secondary market, the Sponsor will not purchase units of the Exchange Trust and the cash will remain in your account. If you exchange Units of one Trust for units of another Trust, you should consult your tax advisor regarding the extent to which that exchange results in the recognition of a loss for Federal and/or state or local income tax purposes.

    To exercise the Exchange Option, you should notify the Sponsor of the desire to acquire units of one or more of the Exchange Trusts. Upon the exchange of Units of the Trust, we will deduct any Deferred Sales Charge balance from the exchange proceeds. If units of the applicable outstanding series of the Exchange Trust are available for sale at that time, you may select the series or group of series for which the Units are to be exchanged. You will be provided with a current prospectus or prospectuses relating to each series in which interest is indicated.

    The exchange transaction will operate in a manner essentially identical to any secondary market transaction. Units will be repurchased at a price based upon the aggregate bid side evaluation per Unit of the Securities in the Portfolio. We will sell units of the Exchange Trust to you at a price equal to:

    - the net asset value based on the offering or bid side evaluation, as applicable, per unit of the securities in the Exchange Trust's Portfolio, plus

    - accrued interest, if any, and

    - the applicable sales charge.


    If the Exchange Trust is a series of Morgan Stanley Select Equity Trust, the applicable sales charge on that Trust will be the Deferred Sales Charge of that Trust.


                              REINVESTMENT PROGRAM

    You may elect to automatically reinvest the distributions with respect to your Units in additional Units of the Trust. You may participate in the Trust's reinvestment program by filing a written notice of election with the Trustee. The Trustee must receive your completed notice of election to participate in the Program at least ten days prior to the Record Date applicable to any distribution in order for the Program to be in effect for that distribution. You may modify or revoke elections on similar notice.

    The Trustee will use such distributions, to the extent reinvested in the Trust, at the direction of the Sponsor in one or both of the following manners:

    (1) The Trustee may use the distributions to purchase Units of this Series of the Trust in the Sponsor's inventory. The purchase price payable by the Trustee for each of such Units will be equal to the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. The Trustee will issue or credit the Units purchased to the accounts of Unit Holders participating in the Program.

    (2) If there are no Units in the Sponsor's inventory, the Sponsor may purchase additional Securities for deposit into the Trust as described above in Part B. The Sponsor will deposit the additional Securities with any necessary cash with the Trustee in exchange for new Units. The Trustee may then use the distributions to purchase the new Units from the Sponsor. The price for these new Units will be the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. See "Public Offering of Units--Public Offering Price". The Units purchased by the Trustee will be issued or credited to the accounts of Unit Holders who participate in the Program. The Sponsor may terminate the Program if it does not have sufficient Units in its inventory or if it is no longer practical to create additional Units.

    If you elect to have distribution on these Units reinvested into additional units of the Trust, the purchase price of the reinvestment units will be credited by the amount of any remaining deferred sales charge at the time of the reinvestment. This credit will offset the deferred sales charge that will be charged on the reinvestment units.

    No fractional Units will be issued under any circumstances. If, after the maximum number of full Units has been issued or created at the applicable price, there remains a portion of the distribution which is not sufficient to purchase a full Unit at that price, the Trustee will distribute that cash to Unit Holders. The Trust will bear the cost of administering the reinvestment program. Thus all Unit Holders will indirectly bear that cost.

                             RIGHTS OF UNIT HOLDERS

UNIT HOLDERS

    A Unit Holder is deemed to be a beneficiary of the Trust created by the Indenture and Agreement. A Unit Holder is vested with all right, title and interest in that Trust. As a Unit Holder, you may tender your Units to the Trustee for redemption at any time.

    You are required to hold your Units in uncertificated form. The Trustee will credit your account with the number of Units you hold. Units are transferable only on the records of the Trustee upon presentation of evidence satisfactory to the Trustee for each transfer. Any sums payable for taxes or other governmental charges imposed upon these transactions must be paid by you and you must comply with the formalities necessary to redeem Units.

CERTAIN LIMITATIONS

    The death or incapacity of any Unit Holder will not operate to terminate the Trust. Death or incapacity will not entitle your legal representatives or heirs to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

    Neither you nor any other Unit Holder shall have the right to vote except with respect to removal of the Trustee or amendment and termination of the Trust. See "Administration of the Trust--Amendment" and "Administration of the Trust--Termination". Unit Holders shall have no right to control the operation or administration of the Trust in any manner. The only time you will have that right is upon the vote of 51% of the Units outstanding at any time for purposes of amendment, or termination of the Trust or discharge of the Trustee, all as provided in the Agreement. However, no Unit Holder shall ever be under any liability to any third party for any action that the Trustee or Sponsor takes. You will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. The Trustee, as holder of the Securities, will have the right to vote all of the voting Securities held in the Trust. The Trustee will vote these Securities in accordance with the instructions of the Sponsor, if given. Otherwise the Trustee shall vote as it, in its sole discretion, shall determine.

                              EXPENSES AND CHARGES

    The Summary of Essential Information (in Part A) lists the estimated annual Trust expenses. If actual expenses exceed the estimated amounts, the Trust will bear the excess.

ORGANIZATION COSTS

    You and the other Unit Holders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of the Trust. These costs and charges will include:

    - the cost of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust

    - Federal and State registration fees and costs

    - the initial fees and expenses of the Trustee

    - legal and auditing expenses.

    The Sponsor will pay advertising and selling expenses at no cost to the Trust.

TRUST FEES AND EXPENSES


    The Sponsor's fee, earned for portfolio supervisory services, is based upon the largest number of Units outstanding during the computation period. The Sponsor's fee as set forth in "Summary of Essential Information" may exceed the actual costs of providing portfolio supervisory services for this Trust. At no time will the total amount the Sponsor receives for portfolio supervisory services rendered to all series of the Morgan Stanley Select Equity Trust in any calendar year exceed the aggregate cost to it of supplying those services in that year.


    Under the Indenture and Agreement for its services as Trustee and evaluator, the Trustee receives the fee set forth in "Summary of Essential Information". The Trust bears its regular expenses, including mailing and printing expenses.

    The Sponsor's fee, the Trustee's fees and the Trust expenses accrue daily but are payable only on or before each Distribution Date from the Income Account, to the extent funds are available, and thereafter from the Principal Account. Any of these fees may increase without your approval or the approval of the other Unit Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if no longer published, a similar index. The Trustee, pursuant to normal banking procedures, also receives benefits to the extent that it holds funds on deposit in various non-interest bearing accounts created under the Indenture and Agreement.

OTHER CHARGES

    The Trust does or may incur the following additional charges as more fully described in the Indenture and Agreement:

    - fees of the Trustee for extraordinary services

    - expenses of the Trustee, including legal and auditing expenses, and of counsel that the Sponsor designated

    - various governmental charges

    - expenses and costs of any action the Trustee takes to protect the Trust and the rights and interests of you and the other Unit Holders

    - indemnification of the Trustee for any loss, liability or expenses it incurred in the administration of the Trust without gross negligence, bad faith, wilful malfeasance or wilful misconduct on its part or reckless disregard of its obligations and duties

    - indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor or Depositor under the Agreement without gross negligence, bad faith, wilful malfeasance or wilful misconduct or reckless disregard of its obligations and duties

    - expenditures incurred in contacting Unit Holders upon termination of the Trust, and

    - brokerage commissions or charges incurred in connection with the purchase or sale of Securities.

PAYMENT

    The fees and expenses set forth in this Prospectus are payable out of the Trust. When the Trustee pays them or when they are owed to the Trustee, they are secured by a lien on the Trust. Dividends on the Securities are expected to be sufficient to pay the estimated expenses of the Trust. If the balances in the Income and Principal Account are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. To the extent that the Trustee sells Securities, the size of the Trust will decline and the proportions of the types of Securities may change. These sales might be required at a time when Securities would not otherwise be sold. These sales might result in lower prices than might otherwise be realized. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of these sales may exceed the amount necessary for the payment of these fees and expenses.

                          ADMINISTRATION OF THE TRUST

RECORDS AND ACCOUNTS


    The Trustee will keep records and accounts of all transactions of the Trust at its unit investment trust office at 101 Barclay Street, New York, New York 10286. Unit Holders may inspect these records and accounts at reasonable times during normal business hours. The Trustee will additionally keep on file for inspection by Unit Holders an executed copy of the Indenture and Agreement together with a current list of the Securities then held in the Trust. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee is authorized to use the services of the Depository Trust Company. These services would include safekeeping of the Securities, computer book-entry transfer and institutional delivery services.


DISTRIBUTION

    The Record Dates and the Distribution Dates are set forth in Part A of this prospectus. See "Summary of Essential Information". The distributions will be an amount equal to:

    - the Unit Holder's pro rata portion of the amount of dividend income received by the Trust, plus

    - proceeds of the sale of Portfolio Securities, including capital gains, not used for the redemption of Units, if any, less

    - the Trustee's fees and expenses and less the Sponsor's portfolio supervision fees.

    Distributions for the account of beneficial owners of Units registered in "street name" that the Sponsor holds will be made to the investment account of such beneficial owners maintained with the Sponsor. Whenever regulatory or tax purposes require or whenever the Sponsor directs, the Trustee may make special distributions on special distribution dates to Unit Holders of record on special record dates that the Trustee declares.

    The Trustee credits dividends payable to the Trust as a holder of record of its Securities to an Income Account, as of the date on which the Trust is entitled to receive those dividends. The Trustee credits to a Principal Account other receipts, including (1) return of investment and gain and (2) amounts received upon the sale, pursuant to the Indenture and Agreement, of rights to purchase other Securities distributed in respect of the Securities in the Portfolio. The Trust will distribute these amounts to each Unit Holder as of a Record Date on the next following Distribution Date or shortly thereafter. The distribution shall consist of:

    - an amount approximately equal to the dividend income per Unit, after deducting estimated expenses, if any, plus

    - your pro rata share of the distributable cash balance of the Principal Account.

    The Trustee will hold proceeds it receives from the disposition of any of the Securities which are not used for redemption of Units in the Principal Account until it distributes those proceeds on the Distribution Date following their receipt. The Trustee does not need to make a distribution from the Principal Account if its balance is less than $0.01 per Unit outstanding. The Trustee may create a Reserve Account by withdrawing from the Income or Principal Accounts, from time to time, amounts it deems necessary to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds the Trustee holds in the various accounts created under the Indenture are non-interest bearing to Unit Holders. The Trustee receives the benefit of holding these funds, which are interest-bearing to it.



    On each Deferred Sales Charge Payment Date Securities will be sold pro rata in an amount equal to $.035 per Unit to pay the Deferred Sales Charge and the proceeds will be distributed to the Sponsor.


    The Trustee will follow a policy of placing securities acquisition or disposition transactions with a broker or dealer only if it expects to obtain favorable prices and executions of orders. The Trustee generally makes transactions in Securities held in the Trust in brokerage transactions, as distinguished from principal transactions. In connection with the brokerage transactions, the Sponsor may act as broker and receive commissions if the Trustee expects to obtain the most favorable prices and execution. In placing Securities transactions, the Trustee will not consider statistical and research information furnished to it by any of the securities dealers through which the Trustee executes transactions.

PORTFOLIO SUPERVISION

    The Trustee will adjust the original proportionate relationship between the number of shares of each Security in the Trust to reflect:

    - the occurrence of a stock dividend

    - a stock split

    - merger

    - reorganization or

    - a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of that issuer at the time of that event.

    If the Trust receives the securities of another issuer as the result of
(1) a merger or reorganization of, (2) a spin-off, (3) a split-off or (4) a split-up of the issuer of a Security included in the original portfolio, the Trust may:

    - hold those securities as if they were one of the Securities initially deposited and

    - adjust the proportionate relationship accordingly for all subsequent deposits.

    The Sponsor or the Trustee does not "manage" the Portfolio of the Trust. Only the provisions of the Indenture and Agreement govern their activities described below. The Sponsor may direct the Trustee to dispose of Securities upon:

    - failure of the issuer of a Security in the Trust to declare or pay anticipated cash dividends

    - institution of certain materially adverse legal proceedings

    - default under certain documents materially and adversely affecting future declaration or payment of dividends, or

    - the occurrence of other market or credit factors that in the opinion of the Sponsor would make the retention of those Securities in the Trust detrimental to the interests of the Unit Holders.

    The Sponsor will direct the Trustee to sell Securities to pay portions of the Deferred Sales Charge. Except as otherwise discussed herein, the acquisition of any Securities for the Trust other than those initially deposited and those deposited in order to create Additional Units, is prohibited. The Indenture authorizes the Sponsor to direct the Trustee to invest the proceeds of any sale of Securities not required for the redemption of Units in eligible money market instruments. The Sponsor will select these instruments, which will include only
(1) negotiable certificates of deposit or (2) time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets. However, the Trust may hold certificates of deposit or time deposits of smaller domestic banks provided the deposit does not exceed the insurance coverage on the instrument, which currently is $100,000. Also, the Trust's aggregate holding of certificates of deposit or time deposits that the Trustee issued may not exceed the insurance coverage of such obligations. U.S. Treasury notes or bills, which the Trust shall hold until their maturity must mature prior to the earlier of the next following Distribution Date or 90 days after receipt. The Trust shall distribute the principal and interest of each Treasury note or bill, to the extent such interest is not used to pay Trust expenses, on the earlier of the 90th day after receipt or the next following Distribution Date.

    During the life of the Trust, the Sponsor, as part of its administrative responsibilities, shall conduct reviews to determine whether or not to recommend the disposition of Securities. In addition, the Sponsor shall undertake to perform any other reviews and procedures as it may deem necessary in order for it to give the consents and directions, including directions as to voting on the underlying Securities, that the Indenture and Agreement require. The Sponsor shall receive the portfolio supervisory fee referred to under "Summary of Essential Information" for (1) performing the administrative services in making those recommendations and (2) giving such consents and directions, and
(3) making the reviews called for.

VOTING OF THE PORTFOLIO SECURITIES

    The Indenture and Agreement states that the Trustee will exercise voting rights with respect to the Portfolio Securities and Replacement Securities, if any, in accordance with the Indenture or the directions that the Sponsor gives.

REPORTS TO UNIT HOLDERS

    With each distribution, the Trustee will furnish to Unit Holders a statement of the amount of income and other receipts distributed, including the proceeds of the sale of the Securities. The statement shall express proceeds in each case as a dollar amount per Unit.

    Within a reasonable period of time after the last Business Day in each calendar year, but not later than February 15, the Trustee will furnish to each person who at any time during that calendar year was a Unit Holder of record a statement setting forth:

        1.  As to the Income and Principal Account:

    - the amount of income received on the Securities;

    - the amount paid for redemption of Units;

    - the deductions for applicable taxes or other governmental charges, if any, and fees and expenses of the Sponsor, the Trustee and counsel;

    - the deductions of portions of the Deferred Sales Charge;

    - the amounts distributed from the Income Account;

    - any other amount credited to or deducted from the Income Account; and

    - the net amount remaining after those payments and deductions expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of that calendar year.

        2.  The following information:

    - a list of the Securities as of the last business day of that calendar year;

    - the number of Units outstanding as of the last business day of that calendar year;

    - the Unit Value (as defined in the Agreement) based on the last Evaluation made during that calendar year; and

    - the amounts actually distributed during such calendar year from the Income and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for those distributions.

AMENDMENT

    The Trustee and the Sponsor or their respective successors may amend the Indenture and Agreement from time to time without the consent of any of the Unit Holders

    - to cure any ambiguity or to correct or supplement any provision contained in the Indenture and Agreement which may be defective or inconsistent with any other provision;

    - to change any provision in the Indenture and Agreement as the Securities and Exchange Commission or any successor governmental agency exercising similar authority may require; or

    - to make such other provision in regard to matters or questions arising in the Indenture and Agreement as shall not adversely affect the interest of the Unit Holders.

    The parties to the Indenture and Agreement may also amend that document from time to time or they may waive the performance of any of the provisions of the Indenture and Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture and Agreement or of modifying in any manner the rights of the Unit Holders, if the express written consent of Holders of Units evidencing 51% of the Units at the time outstanding under the Indenture and Agreement is obtained. No party, however, may amend the Indenture and Agreement, or waive may any provision thereof, so as to (1) increase the number of Units issuable in respect of the Trust above the aggregate number specified in Part 2 of the Agreement or any lesser amount that may be outstanding at any time during the term of the Indenture except as the result of the deposit of additional Securities, as therein provided, or reduce the relative interest in the Trust of any Unit Holder without his consent, (2) permit the deposit or acquisition of securities or other property either in addition to or in substitution for any of the Securities except in the manner permitted by the Trust Indenture as in effect on the date of the first deposit of Securities or permit the Trustee to engage in business or investment activities not specifically authorized in the Indenture and Agreement as originally adopted or (3) adversely affect the characterization of the Trust as a grantor trust for federal income tax purposes.

TERMINATION


    The Indenture and Agreement provides that the Trust will be liquidated during the Liquidation Period as set forth under "Summary of Essential Information" and terminated at the end of that period. Additionally, if the value of the Trust as shown by any

Evaluation is less than forty percent (40%) of the value of the Securities deposited in the Trust on the Initial Date of Deposit and acquired afterwards, the Trustee will, if the Sponsor directs in writing, terminate the Trust. The Trust may also be terminated at any time by the written consent of Unit Holders owning 51% or more of the Units then outstanding. Unit Holders will receive final distributions according to their Election Instructions. Final distributions are the Unit Holders pro rata distributions realized from the sale of Portfolio Securities plus any other Trust assets, less Trust expenses. The Election Instructions will provide for the following distribution options:
(1) cash distributions; (2) distributions "in-kind"; or (3) investment of the distributions attributable to your Units in units of a subsequent new series of the Morgan Stanley Select Equity Trust (the "New Series") as the Sponsor designates if the New Series is offered at that time (the "Rollover Option"). Unit Holders who do not tender properly completed Election Instructions to the Trustee will be considered to have elected a cash distribution.


    CASH OR "IN-KIND" DISTRIBUTIONS. Unit Holders who hold Units at termination will receive distributions in respect of their Units in cash. Unitholders may, however, indicate to the Trustee that they wish to receive termination distributions "in-kind". To do so, return to the Trustee properly completed Election Instructions, which the Trustee distributed to Unit Holders of record 45 days prior to the Termination Date. You do not need any minimum number of Units to elect an in-kind distribution. The Trustee will duly honor any election instructions that it receives on or before the In-Kind Distribution Date. You will be entitled to receive whole shares of each of the underlying Portfolio Securities and cash from the Principal Account equal to the fractional shares to which you are entitled. If you receive distributions of Securities "in-kind", you may incur brokerage and odd-lot costs in converting those Securities into cash. The Trustee will transfer the Securities to be delivered in-kind to your account and for disposition in accordance with your instructions.


    NON IN-KIND ROLLOVER OPTION. You may elect to invest the distributions attributable to your Units in units of a New Series subject only to the deferred sales charge on the units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus. We also expect that similar options to invest in a subsequent series of the Trust will be exercisable for termination distributions from each New Series of the trust. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. We will treat your election to exercise this option as an indication of interest only. At any time prior to your purchase of units of a New Series, you may change your investment strategy and receive, in cash, the proceeds of the sale of the Securities.


    IN-KIND ROLLOVER OPTION. The Sponsor may offer Unit Holders the ability to "roll over" their Units of the Trust for units of a subsequent series as set forth below. If this feature is offered, the following structure will be implemented for those rollovers. Although the Sponsor may offer Unit Holders this additional termination alternative, the Sponsor reserves the right in its sole discretion to decline to offer such alternative for any reason. If the Sponsor determines to offer such alternative, it will notify Unit Holders, who will then notify the Sponsor whether they wish to participate. Such rollover will occur at least 30 days prior to but not more than 65 days prior to the scheduled termination of the Terminating Trust.


    If you wish to reinvest your interests in Units of the Trust in units of a newly created series of Morgan Stanley Select Equity Trust, Financial Services Portfolio, you may do so by so advising your account executive. This exchange will be effected by an in-kind redemption from the Terminating Trust and subsequent in-kind deposit with the Trustee of the New Trust, as follows:


    The Bank of New York will act as agent on your behalf in connection with the creation of a unit of the New Trust. The Agent will deposit the number and types of securities constituting a unit of the New Trust in-kind in the New Trust. Certain stocks contained in the Terminating Trust are likely to be included in the portfolio of the New Trust. A Unit Holder in the Terminating Trust who elects to receive his interest in such Terminating Trust in-kind and who wishes to purchase units in the New Trust by an in-kind contribution to the New Trust would direct the Agent to carry out the transactions necessary to consummate the in-kind deposit. The Agent would have the authorization to receive your in-kind distribution from the Terminating Trust and to assemble and deposit, on your behalf, the package of stocks needed to make up a unit in the New Trust. This assembly and deposit would include an in-kind contribution to the New Trust of an appropriate amount of your interest in Duplicated Stocks. The Agent would sell securities distributed in-kind from the Terminating Trust not required to make up a unit in the New Trust. The Agent would utilize the cash proceeds of each sale to purchase the stocks, other than the Duplicated Stocks, necessary to constitute a unit of the New Trust. The proceeds of these sales will be reduced and the cost of these purchases will increase by any applicable brokerage commissions. If additional cash is necessary to purchase stocks, you would pay that cash to the Agent. You would receive any cash not used to make up a unit in the New Trust. The Agent will sell fractional interests received from the Terminating Trust. The Agent will use the cash proceeds of that sale to purchase securities for deposit in the New Trust. If the Agent does not use the proceeds for those purposes, the Agent will distribute them to you. Upon receipt of the in-kind deposit, the Trustee will issue the appropriate number of units in the New Trust to the Unit Holder on whose behalf the Agent acted. If you acquire units pursuant to an in-kind deposit into a New Trust from a Terminating Trust, you will not be subject to an Initial Sales Charge on those units. You will be subject only to a Deferred Sales Charge.

    We will also offer the ability to purchase units of the New Trust by the deposit of securities in-kind to persons who were not Unit Holders in a Terminating Trust. Any such person may contribute whole shares in-kind to a New Trust. He will be required to pay the Initial Sales Charge to the Sponsor in connection with the in-kind purchase of Units. These Units will be subject to a Deferred Sales Charge.

    METHOD OF SECURITIES DISPOSAL. The Trustee will begin to sell the remaining Securities held in the Trust on the next business day following the In-Kind Date. Since the Trust is not managed, Securities in the Portfolio must be sold in accordance with the Indenture. The Indenture provides for sales over a period of days or on any one day during the Liquidation Period set forth in the "Summary of Essential Information". The Trustee will deposit proceeds of such sales into the Trust. The Trustee will hold those proceeds in a non-interest bearing account to Unit Holders until distributed, and the Trustee will receive benefit from these proceeds. The sales of Portfolio Securities may tend to depress the market prices for such Securities and thus reduce the proceeds available to Unit Holders. The Sponsor believes that gradual liquidation of Securities during the Liquidation Period may mitigate negative market price consequences stemming from the trading of large volumes of Securities over a short period of time. There can be no assurance, however, that such procedures will effectively mitigate any adverse price consequences of heavy volume trading or that such procedures will produce a better price for Unit Holders than might have been obtained had all the Securities been sold on one particular day during the Liquidation Period.


    After (1) deducting brokerage charges and costs incurred in connection with the sale of Securities and any fees and expenses of the Trust and (2) paying into the Reserve Account any amount required for taxes or other governmental charges that may be payable by the Trust, the Trustee will distribute to each Unit Holder after due notice of termination of the Trust, the Unit Holder's pro rata share of the Income and Principal Accounts. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized it that sale were not required at that time. For this reason, among others, the amount you may realize upon termination may be less than the amount you paid for Units.


    The Division of Investment Management of the SEC believes that the rollover option constitutes an "exchange offer", for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited without an exemptive order. The Sponsor has obtained an exemptive order under
Section 11(c) which it believes permits it to offer the rollover. There can be no assurance that the SEC will concur with the Sponsor's position. Additional regulatory approvals may be required.

                       RESIGNATION, REMOVAL AND LIABILITY

REGARDING THE TRUSTEE

    The Trustee shall be under no liability for:

    - any action taken in good faith in reliance on apparently properly executed documents or

    - for the disposition of cash or Securities in the Trust.

The Trustee is liable or responsible in any way for depreciation or loss as a result of the disposition of any Securities. However, the Trustee is liable for wilful misfeasance, bad faith or gross negligence in the performance of its duties. The Trustee is also liable if it recklessly disregards its obligations and duties under the Indenture and Agreement. In the event of a failure of the Sponsor to act, the Trustee may act under the Indenture and Agreement. In that case, the Trustee will not be liable for any action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon the Trust or in respect of the Securities or dividends. The Agreement also contains other customary provisions limiting the liability of the Trustee and providing for the indemnification of the Trustee for any loss or claim accruing to it without (1) gross negligence, (2) bad faith, (3) wilful misconduct, (4) wilful misfeasance or (5) reckless disregard of its duties and obligations under the Agreement on its part.

    The Trustee or any successor may resign by executing an instrument in writing, filing the instrument with the Sponsor and mailing a copy of that notice of resignation to all Unit Holders then of record. Upon receiving that notice, the Sponsor will use its best efforts to appoint a successor Trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or if public authorities take over its affairs, or if the Sponsor determines to remove the Trustee for any reason, either with or without cause, the Sponsor may remove the Trustee and appoint a successor as provided in the Agreement. If within 30 days of the resignation of a Trustee the Sponsor has not appointed a successor or, if appointed, has not accepted the appointment, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee.

REGARDING THE SPONSOR

    The Sponsor will be under no liability to the Trust or to Unit Holders for taking any action or for refraining from any action in good faith or for errors in judgment. Likewise, the Sponsor will not be liable or responsible in any way for depreciation or loss incurred from the disposition of any Security. The Sponsor will, however, be liable for (1) its own wilful misfeasance, (2) wilful misconduct, (3) bad faith, (4) gross negligence or (5) reckless disregard of its duties and obligations under the Agreement.

    If at any time the Sponsor (1) resigns under the Agreement or (2) fails or is incapable of performing its duties under the Agreement or (3) shall become bankrupt or (4) has its affairs taken over by public authorities, the Agreement directs the Trustee to act. The Trustee shall either (1) appoint a successor Sponsor or Sponsors at rates of compensation that the Trustee finds reasonable and which does not exceed amounts prescribed by the Securities and Exchange Commission, or (2) terminate the Trust Indenture and Agreement and the Trust and liquidate the Trust. The Trustee will promptly notify Unit Holders of any action.

                                 MISCELLANEOUS

SPONSOR


    Morgan Stanley DW Inc. is a principal operating subsidiary of Morgan Stanley Dean Witter & Co., a publicly-held corporation. On May 31, 1997, Dean Witter, Discover & Co., Morgan Stanley DW's former parent company, and Morgan Stanley Group Inc. merged to form Morgan Stanley Dean Witter & Co. Morgan Stanley DW is a financial services company that provides to its individual, corporate, and institutional clients services as


    - a broker in securities and commodities

    - a dealer in corporate, municipal, and government securities

    - an investment banker

    - an investment adviser, and

    - an agent in the sale of life insurance and various other products and services.


    Effective April 2, 2001, Dean Witter Reynolds Inc. changed its name to Morgan Stanley DW Inc. Morgan Stanley DW is a member firm of the New York Stock Exchange, the American Stock Exchange, other major securities exchanges and the National Association of Securities Dealers. Morgan Stanley DW currently services its clients through a network of more than 350 domestic and international offices with approximately 13,000 financial advisors servicing individual and institutional client accounts.


TRUSTEE

    The Trustee is The Bank of New York. It is a New York Bank with its principal executive office located at 101 Barclay Street, New York, New York 10286. The Trustee is organized under the laws of the State of New York, is a member of the New York Clearing House Association and is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. Unit Holders should direct inquiries regarding distributions, address changes and other matters relating to the administration of the Trust to the Trustee at Unit Investment Trust Division, P.O. Box 974, Wall Street Station, New York, New York 10268-0974.

CODE OF ETHICS

    The Sponsor has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on Trust portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Trust and to provide reasonable standards of conduct.

LEGAL OPINIONS

    Cahill Gordon & Reindel, 80 Pine Street, New York, New York 10005, as special counsel for the Sponsor has passed upon the legality of the Units offered hereby.

                                    AUDITORS


    Grant Thornton LLP, certified public accountants, has audited the Statement of Financial Condition of this series of the Morgan Stanley Select Equity Trust included in this Prospectus. Grant Thornton LLP has provided a report as set forth in this Prospectus. The Statement is included in reliance upon that report given upon the authority of that firm as experts in accounting and auditing.


                            PERFORMANCE INFORMATION

    We may include information on the performance of the Trust and one or more Financial Services series on the basis of changes in Unit price to show total return from time to time in advertisements, sales literature and reports to current or prospective unit holders.

  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS NOT CONTAINED IN THIS DOCUMENT. THE REGISTRATION STATEMENT FOR THE TRUST AND ITS EXHIBITS, WHICH HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933 (FILE NO. 333-67358) AND THE INVESTMENT COMPANY ACT OF 1940 (FILE NO. 811-5065), CONTAIN INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.


                               TABLE OF CONTENTS

                                                 PAGE
                                               --------
PART A
Summary of Essential Information.............         i
Independent Auditors' Report.................      viii
Statement of Financial Condition.............        ix
Schedule of Portfolio Securities.............        xi
PART B
Introduction.................................         1
The Trust....................................         1
    Objective and Securities Selection.......         1
    Summary Description of the Portfolio.....         1
    Risk Factors.............................         2
Unit Creation--Deposit of Securities.........         4
Tax Status of the Trust......................         6
Retirement Plans.............................         8
Public Offering of Units.....................         8
    Public Offering Price....................         8
    Sales Charges............................         9
    Public Distribution......................         9
    Secondary Market.........................        10
    Profit of Sponsor........................        10
    Volume Discount..........................        11
Redemption...................................        11
    Right of Redemption......................        11
    Redemption Procedures....................        12
    Computation of Redemption Price..........        13
    Postponement of Redemption...............        14
Exchange Option..............................        15
Reinvestment Program.........................        16
Rights of Unit Holders.......................        17
    Unit Holders.............................        17
    Certain Limitations......................        17
Expenses and Charges.........................        17
    Organization Costs.......................        17
    Trust Fees and Expenses..................        18
    Other Charges............................        18
    Payment..................................        19
Administration of the Trust..................        19
    Records and Accounts.....................        19
    Distribution.............................        19
    Portfolio Supervision....................        20
    Voting of the Portfolio Securities.......        21
    Reports to Unit Holders..................        21
    Amendment................................        22
    Termination..............................        22
Resignation, Removal and Liability...........        25
    Regarding the Trustee....................        25
    Regarding the Sponsor....................        25
Miscellaneous................................        26
    Sponsor..................................        26
    Trustee..................................        26
    Code of Ethics...........................        26
    Legal Opinions...........................        26
Auditors.....................................        27
Performance Information......................        27

      36689

  MORGAN STANLEY

  [LOGO] UNIT INVESTMENT TRUST
  SELECT EQUITY TRUSTS


FINANCIAL SERVICES PORTFOLIO 2001-2

----------------------
(A Unit Investment Trust)

             READ AND RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE.

This prospectus may be used as a preliminary prospectus for a future series, such as when Units of this Trust are no longer available, or for investors who will reinvest into subsequent series of the Trust. In such cases, Investors should note that:

    The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


    MORGAN STANLEY IS A SERVICE MARK OF MORGAN STANLEY DEAN WITTER & CO.

PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

              CONTENTS OF REGISTRATION STATEMENT

          This registration statement on Form S-6 comprises the following documents:

          The facing sheet.

          The Cross Reference Sheet.

          The Prospectus.

          The signatures.

          Written consents of the following persons:

              -     Cahill Gordon & Reindel (included in Exhibit 5)
              -     Grant Thornton LLP



The following Exhibits:

******EX-3(i)    Certificate of Incorporation of Morgan
                 Stanley DW Inc.

******EX-3(ii)   By-Laws of Morgan Stanley DW Inc.

     *EX-4.1     Trust Indenture and Agreement, dated September 30, 1993.

    *EX-4.15     Amendment to Exhibit 4.1, dated December 30, 1997.

    **EX-4.2     Reference Trust Agreement, dated August 28, 2001.

      **EX-5 Opinion of counsel as to the legality of the securities being registered.

   **EX-23.1     Consent of Independent Auditors.

   **EX-23.2     Consent of Cahill Gordon & Reindel (included in Exhibit 5).

    ***EX-24 Powers of Attorney executed by a majority of the Board of Directors of Morgan Stanley DW Inc.

   ****EX-99     Information as to Officers and Directors of Morgan Stanley
                 DW Inc. is incorporated by reference to Schedules A and D of Form BD filed by Morgan Stanley DW Inc. pursuant to Rule
                 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934
                 (1934 Act File No. 8- 14172).

*****EX-99.A(11) Code of Ethics


-------------------------
* Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 10 Industrial Portfolio 2000-2, Registration No. 333-96225 and as an exhibit to Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 98-1, Registration No. 333-41785.

**     Filed herewith.

***    Previously filed.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-2, Registration No. 333-96215.

***** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Strategic Growth Large- Cap Portfolio 2000-2, Registration No. 333-33512.

****** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Morgan Stanley High- Technology 35 Index Portfolio 2001-1, Registration No. 333-50794.

                                   SIGNATURES


          The Registrant, Morgan Stanley Select Equity Trust Financial Services Portfolio 2001-2, hereby identifies the Dean Witter Select Equity Trust, Sears Equity Investment Trust Strategic Series 5 and the Select 5 Industrial Portfolio 97-6 and the Morgan Stanley Dean Witter Select Equity Trust, Morgan Stanley High Technology 35 Index Trust Series 1 for purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series with respect to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statement for such previous series as to which the effective date was determined by the Commission or the staff; and

     3)   That it has complied with Rule 460 under the Securities Act of 1933.



          Pursuant to the requirements of the Securities Act of 1933, the registrant, Morgan Stanley Select Equity Trust Financial Services Portfolio 2001-2 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 28th day of August, 2001.

                              MORGAN STANLEY SELECT EQUITY TRUST
                              FINANCIAL SERVICES PORTFOLIO 2001-2
                              (Registrant)

                              By:  Morgan Stanley DW Inc.
                                   (Depositor)


                                   /s/Thomas Hines
                                   ---------------
                                   Thomas Hines
                                   Authorized Signatory

          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed on behalf of Morgan Stanley DW Inc., the Depositor, by the following person in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 28th day of August, 2001.

Name                          Office

Philip J. Purcell             Chairman & Chief       )
                              Executive Officer      )
                              and Director           )
Bruce Alonso                  Director
Stephen S. Crawford           Director
James F. Higgins              Director
Donald G. Kempf, Jr.          Director
Mitchell M. Merin             Director
Stephen R. Miller             Director
John H. Schaefer              Director
Robert G. Scott               Director
Joseph G. Siniscalchi         Director

                              By:  /s/Thomas Hines
                                   ---------------
                                   Thomas Hines
                                   Attorney-in-fact*
--------------------

* Executed copies of the Powers of Attorney of the Board Members listed above have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity, Select 10 Industrial Portfolio 97-1, File No. 333-16839, the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 International Series 95-1, File No. 33-56389, Post-Effective Amendment No. 1 to Form S-6 for Morgan Stanley Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 99-4, File No. 333-79905, Amendment No. 1 to the Registration Statement on Form S-6 for Morgan Stanley Dean Witter Select Equity Trust Morgan Stanley High-Technology 35 Index Portfolio 2000-1, File No. 333-91713, Amendment No. 1 to the Registration Statement on Form S-6 for Morgan Stanley Dean Witter Select Equity Trust The Competitive Edge Best Ideas Portfolio Series 2000-3, File No. 333- 37846 and the Registration Statement on Form S-6 for Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2001-2, File No. 333-55196.

                                  Exhibit Index
                                       To
                                    Form S-6
                             Registration Statement
                        Under the Securities Act of 1933

  Exhibit No.              Title of Document
  ----------               -----------------

******EX-3(i)     Certificate of Incorporation of Morgan Stanley DW Inc.

******EX-3(ii)    By-Laws of Morgan Stanley DW Inc.

   *EX-4.1        Trust Indenture and Agreement, dated September 30, 1993.

  *EX-4.15        Amendment to Exhibit 4.1, dated December 30, 1997.

  **EX-4.2        Reference Trust Agreement, dated August 28, 2001.

  **EX-5 Opinion of counsel as to the legality of the securities being registered.

  **EX-23.1       Consent of Independent Auditors.

  **EX-23.2       Consent of Cahill Gordon & Reindel
                  (included in Exhibit 5).

 ***EX-24 Powers of Attorney executed by a majority of the Board of Directors of Morgan Stanley DW Inc.

****EX-99         Information as to Officers and Directors of Morgan Stanley
                  DW Inc. is incorporated by reference to Schedules A and D of Form BD filed by Morgan Stanley DW Inc. pursuant to Rule
                  15b1-1 and 15b3-1 under the Securities Exchange Act of 1934
                  (1934 Act File No. 8-14172).

*****EX-99.A(11)  Code of Ethics

-------------------------
* Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 10 Industrial Portfolio 2000-2,
       Registration No. 333-96225 and as an exhibit to Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 98-1, Registration No. 333-41785.

**     Filed herewith.

***    Previously filed.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-2, Registration No. 333-96215.

***** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Strategic Growth Large- Cap Portfolio 2000-2, Registration No. 333-33512.

****** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Morgan Stanley High- Technology 35 Index Portfolio 2001-1, Registration No. 333-50794.